EV Charging for Renters

Regulation Crowdfunding Form C

Offering Statement

Issuer: Moon Five Technologies Inc.

Type of Security: Fixed-Interest Promissory Note (Grant Reimbursement Bridge)

Investors will acquire pro rata participation interests in a single promissory note issued by the Issuer and will not hold separate promissory notes.

Purpose: Financing implementation and administration of the Issuer's REACH 3.0 grant program, including deployment, overhead, and other permitted program-related expenditures.

Target Offering Amount: $415,000

Maximum Offering Amount: $500,000

Payment Terms: Quarterly interest payments in arrears on outstanding principal; repayments from grant reimbursement receipts as specified in the Note. All remaining principal and accrued and unpaid interest are due at maturity.

Interest Rate: 10.1% per annum (fixed), accruing on outstanding principal.

Term: 24 months commencing on the Initial Payment Date, excluding the Initial Stub Period, subject to earlier repayment.

Maturity Date: 24 months after the Initial Payment Date, subject to the applicable Business Day convention. Assuming an Initial Payment Date of April 1, 2027, scheduled maturity is April 1, 2029. Mandatory repayments may reduce or repay the outstanding principal before that date.

Minimum Investment: $10

Incremental Investment Amounts: $1

Table of Contents

Disclosures

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. Investments made pursuant to Regulation Crowdfunding are subject to limitations on resale and may only be transferred under limited circumstances as permitted by applicable law.

Investors will acquire pro rata participation interests in a single promissory note issued by the Issuer and will not hold separate promissory notes. The Offering has one Closing and a common Funding Date for all Investors. Interest accrues from the Funding Date on outstanding principal. The first scheduled interest payment covers the Initial Stub Period, followed by the regular term described below. Principal is subject to mandatory repayment from grant reimbursements received on or after April 1, 2027, attributable to expenditures financed by this Offering or permitted recycling of its reimbursements, as described under "Repayment and Prepayment," with any remaining principal due at maturity.

Scheduled payments to Investors are expected to be made from the Payment Reserve Account, which the Issuer must fund and maintain. Mandatory reimbursement repayments are subject to the separate application requirements described under "Repayment and Prepayment" and may not be diverted to fees, reserve replenishment or further program expenditures. Payment delays or losses may occur if reimbursements are delayed or disallowed, funds are insufficient, or the Issuer fails to comply with these requirements. The reserve provides contractual credit support only; Investors do not receive a perfected security interest in, or account control rights over, it solely by investing. The Note is unsecured and is not guaranteed. Insufficient funds do not themselves extinguish the Issuer's obligations under the Note.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not confirmed the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of this Form C or the exhibits attached or otherwise made available on the Offering Page and incorporated herein by reference.

These securities are offered pursuant to an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This Form C contains forward-looking statements and information relating to, among other things, the Issuer, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Issuer's management. When used in this Form C, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views concerning future events and are subject to risks and uncertainties that could cause the Issuer's actual results to differ materially from those contained in the forward-looking statements.

Statements regarding repayment timing and loan performance assume that the Issuer will satisfy grant requirements, receive reimbursements, apply attributable grant receipts received on or after April 1, 2027, toward mandatory repayment, maintain the Payment Reserve Account at required levels, and satisfy its other obligations under the Securities and the Offering. Mandatory repayments reduce outstanding principal and subsequent interest and may result in full repayment before scheduled maturity. Actual results may differ if the Issuer fails to maintain required reserves, if available cash is insufficient, or if payments are

deferred, reduced, or restricted. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, the Issuer undertakes no obligation to publicly update or revise any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in expectations.

Investors may have limited voting rights or other rights and should not expect to be able to resell their securities or to have access to liquidity prior to maturity or other resolution of the Securities. There is no public market for these securities, and no such market is expected to develop. Investments in crowdfunding offerings are speculative, illiquid, and involve substantial risk, including the possible loss of the entire amount invested. Investors must read the entire Form C and all exhibits before investing.

Offering proceeds released improperly, including without honoring required investor cancellation rights, may be subject to mandatory clawback. The Issuer may be required to return those funds in full to a qualified third-party escrow account designated through Climatize. This clawback obligation survives repayment of the Note and is not subject to setoff, withholding or delay. Climatize does not hold or control investor funds.

Updates

Updates regarding the Offering, including funding progress, Offering status, and any material developments or changes, will be posted on the Offering Page on the Climatize platform at https://climatize.earth (the "Offering Page") and, where required by applicable law, communicated to Investors by electronic notice. Such updates may include notice that the Target Offering Amount has been met, notice of any revised or accelerated anticipated Closing deadline, notice of any material change to the Offering, and other updates required under Regulation Crowdfunding.

A material change before Closing requires an amendment to this Form C and notice to Investors as required by Regulation Crowdfunding. Investors must reconfirm affected commitments within five business days after receipt of the notice or their commitments will be cancelled and the refund process initiated. Where necessary, the deadline will be extended to permit the required reconfirmation period.

About this Form C

This Offering is being conducted through Climatize Earth Securities LLC ("Climatize"), a registered funding portal intermediary. Information about the Issuer is provided in this Form C and on the Offering Page. Material documents relating to the Offering, including the Promissory Note, the Term Sheet and other applicable exhibits, are attached to this Form C or otherwise made available and are incorporated herein by reference. These documents may be updated from time to time in accordance with applicable law.

Climatize serves solely as the registered Regulation Crowdfunding funding portal. Its standard ministerial functions include facilitating communications, maintaining platform records, and coordinating payment processing and transmitting payment instructions through designated third-party providers, to the extent permitted by applicable law and the Offering Documents. Climatize is not appointed as administrative agent or noteholder representative and does not hold or control investor funds, exercise discretionary authority over payments, or act as a fiduciary or enforcement agent.

Investors should rely only on this Form C and the Offering documents attached or otherwise made available and incorporated herein by reference. The Issuer has not authorized anyone to provide other information or make other representations concerning the Offering other than those contained in this Form C. The offers and sales are made only in jurisdictions where legally permitted.

The information contained in this Form C is believed to be accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery or any subsequent sale of Securities. The Issuer's business, financial condition, results of operations, and prospects may have changed since that date. Statements contained in this Form C regarding the contents of any agreement or other document are summaries only and may not be complete. Such statements are qualified in their entirety by reference to the full text of the applicable agreements and documents attached as exhibits or otherwise made available as part of this Offering.

Upon purchase of Securities in this Offering, Investors will be bound by the terms of the Securities and the other agreements applicable to the Offering, including provisions relating to payment mechanics, mandatory reimbursement repayments, restrictions on recycling, reserve requirements, amendment procedures, and any applicable collateral, pledge, subordination, or account control arrangements, in each case as expressly described in this Form C and the exhibits attached or otherwise made available and incorporated herein by reference. The Payment Reserve Account constitutes contractual credit support for the Securities, but, unless expressly stated otherwise in this Form C and the related exhibits, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment.

The Issuer will provide Investors an opportunity to ask questions of and receive answers from management concerning the Offering and the Issuer, and to obtain additional information to the extent required by applicable law before securities are sold. This Form C does not purport to contain every item a prospective Investor may consider material, and each Investor should conduct an independent review. The Issuer's statements are based on information it believes reliable; it makes no separate representation or warranty that the information is complete for every Investor's purposes or that circumstances have not changed since the date of this Form C. Nothing in this paragraph limits required disclosure or waives any right under applicable securities law.

The Issuer does not undertake to update or otherwise revise this Form C or other materials supplied herewith except as required by applicable law, including Regulation Crowdfunding. The delivery of this Form C at

any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted solely in connection with the Offering described herein and may not be reproduced or used for any other purpose except as permitted by law. Restrictions on transferability and resale are described elsewhere in this Form C.

Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in Regulation Crowdfunding, in this Form C, the exhibits attached or otherwise made available and incorporated herein by reference, or common financial usage, as applicable.

Attestations

Eligibility for Filing Form C

Moon Five Technologies Inc., a corporation organized under the laws of Delaware on June 13, 2023 (the "Issuer"), with its principal place of business at 1360 Fifth Street, Berkeley, California 94710 and website at https://moonfive.tech, hereby certifies, represents, and attests that the following statements are true and correct in all material respects in connection with this Offering:

1. The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940 and is not otherwise ineligible to rely on Regulation Crowdfunding on that basis.
4. The Issuer is not ineligible to rely on the exemption under Section 4(a)(6) of the Securities Act of 1933 as a result of any disqualification specified in Rule 503(a) of Regulation Crowdfunding.
5. The Issuer has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Form C, or for such a shorter period during which the Issuer was required to file such reports.
6. The Issuer is not a development stage company that either (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
7. The Issuer is not otherwise disqualified from relying on Regulation Crowdfunding or prohibited from conducting this Offering under applicable federal securities laws.

Issuer Attestation Regarding Form C

The Issuer certifies and attests that, to the best of its knowledge after reasonable inquiry, the information contained in this Form C and the exhibits attached or otherwise made available is true, accurate, and complete in all material respects as of the date of this attestation and does not omit to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading.

The Issuer acknowledges that Climatize Earth Securities LLC serves as the registered funding portal intermediary for this Offering, with the limited ministerial payment-processing and communication functions described in this Form C and the exhibits attached or otherwise made available and incorporated herein by reference. No administrative agent is appointed.

This attestation is made with the understanding that it may be relied upon by Climatize and other relevant parties for legal, regulatory, compliance, and administrative purposes in connection with this Offering. The Issuer understands the legal and binding nature of this attestation and acknowledges that any false statement, material misstatement, or material omission may result in legal consequences under applicable law.

Pursuant to Section 4(a)(6) and Section 4A of the Securities Act of 1933, as amended, and Regulation Crowdfunding (17 C.F.R. § 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe

that it satisfies the applicable requirements for filing this Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Moon Five Technologies Inc.

Stephan Andrew Ng

By:__________________________
Name: Stephan Andrew Ng
Title: Chief Executive Officer
Date: 2026-10-22

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Business

Description of Business

Moon Five Technologies Inc. (the "Issuer" or "Moon Five") develops and deploys electric-vehicle charging systems for renters and multifamily properties. Its business addresses a practical barrier to EV ownership: a resident may have a parking space but no dependable way to charge there. Moon Five seeks to make charging part of everyday life at home by providing dedicated charging at a resident's parking space, supported by technology designed for apartment buildings.

Moon Five's system connects charging to a resident's existing electrical service and manages available capacity as household demand changes. This approach is designed to reduce the need for costly building-wide utility-service upgrades, subject to each property's electrical capacity, site conditions and approvals. Residents can charge where they already park, while Moon Five coordinates the charging technology and deployment process.

About the Issuer

Moon Five is a Delaware corporation headquartered in Berkeley, California. Its predecessor, Moon Five Technologies LLC, was formed in California on July 29, 2021; its Delaware conversion and certificate of incorporation were filed on June 13, 2023. Led by Chief Executive Officer Stephan Andrew Ng, the company combines charging-product development with deployment at multifamily properties. Its principal office is at 1360 Fifth Street, Berkeley, California 94710.

A principal focus of Moon Five's current expansion is the California Energy Commission's Reliable, Equitable, and Accessible Charging for Multi-family Housing ("REACH 3.0") program. Its grant agreement, ZVI-25-004, provides for up to $3,413,480 in reimbursement, with a minimum $379,276 match contribution. The project scope calls for at least 400 Level 2 charging ports at approximately 20 multifamily sites. These figures describe the grant-supported deployment objective, not the number of installations completed to date.

Business Model and Operations

Moon Five's commercial model combines charging equipment, deployment services and ongoing charging access. With sales under the grant sponsored program in addition to cash sales outside the grant program, the company's commercial opportunity extends beyond grant-funded installations, although the REACH 3.0 program currently plays a significant role in financing eligible deployment activity.

The grant-funded operating cycle begins with Moon Five incurring eligible equipment, installation and other project costs. The company documents those expenditures and submits reimbursement requests to the CEC. Management reports an approximately biweekly invoicing cycle, with reimbursement proceeds replenishing working capital available for subsequent eligible project spending. This Offering permits recycling of attributable grant receipts received before April 1, 2027, for the disclosed grant implementation and administration purposes. Attributable receipts received on or after that date must instead be applied toward repayment under "Repayment and Prepayment." Reimbursements attributable to other funding sources remain subject to their applicable requirements.

For the reimbursements submitted to date, the reported interval from invoice submission to check receipt ranged from 14 to 17 calendar days, averaging 15 days. This timing does not measure the full period between the original cash expenditure and reimbursement, establish current unrestricted cash, or guarantee

future payment timing. Reimbursements remain subject to eligible expenditures, supporting documentation, CEC review, matching requirements and any applicable grant holdbacks, whose release remains subject to the grant requirements. They replenish cash previously spent and should not be equated with operating profit or unrestricted cash. Attributable receipts received on or after April 1, 2027, are contractually required to be applied toward repayment as described below; earlier receipts may be recycled for the disclosed program purposes.

Use Case for the Offering

This third offering is intended to accelerate the existing deployment and reimbursement process. Moon Five is already receiving reimbursement payments and redeploying capital into further eligible work. This grant reimbursement bridge would allow equipment purchases and installations to proceed across more properties concurrently, reducing the need to wait for reimbursement from one group of expenditures before funding the next.

Even when reimbursement processing is relatively prompt, Moon Five must finance procurement, installation and the period before an invoice can be submitted. Increasing the cash available for those activities can expand the amount of work underway at any one time. The Offering is intended to support that larger volume of concurrent activity by allowing recycling of grant receipts received before April 1, 2027, followed by repayment from attributable receipts received on or after that date.

Management's objective is to have the grant-funded installations in service by March 31, 2027, allowing a year of operating data before the stated March 31, 2028, grant end date. The financing is therefore directed toward a defined deployment window: ordering equipment, coordinating installers and advancing properties toward operational charging access. Completion also depends on site readiness, approvals, equipment availability and installation capacity.

About the Offering

"EV Charging for Renters" provides grant reimbursement bridge financing for the same grant implementation program supported by Moon Five's two prior Regulation Crowdfunding offerings. This Offering permits recycling of grant receipts received before April 1, 2027, for the disclosed program purposes and requires repayment from attributable receipts received on or after that date. The gross Target Offering Amount is $415,000, and the gross Maximum Offering Amount is $500,000. After the disclosed fees, estimated setup costs and initial Payment Reserve, estimated net proceeds are $376,396.25 at target and $453,725.00 at maximum.

Net proceeds are intended for equipment and procurement deposits, installation and deployment labor, personnel and ordinary operating costs, subject to the use-of-proceeds restrictions described elsewhere in this Form C. Together with other funds and reimbursements not required to repay this Note, these proceeds are intended to support more simultaneous deployment activity and help Moon Five work toward its March 2027 installation objective.

Investors acquire pro rata participation interests in a single fixed-interest promissory note bearing 10.1% annual interest on outstanding principal, payable quarterly, with mandatory repayment from attributable grant receipts received on or after April 1, 2027, and any remaining principal due at maturity. The 24-month term begins on the Initial Payment Date and excludes the Initial Stub Period. The Note is unsecured and includes a contractual Payment Reserve. Attributable grant receipts received on or after April 1, 2027 must be applied toward repayment but are not assigned to Investors and do not constitute a government guarantee

of repayment. Investor payments remain subject to the Note and the payment priorities described in this Form C.

Impact and Access to Home Charging

Moon Five's intended impact is to make convenient home charging accessible to residents whose housing circumstances have limited that option. A dedicated charger can make an EV easier to incorporate into daily routines by reducing dependence on separate trips to public charging stations. For multifamily properties, the opportunity is to add charging access while managing the electrical capacity already available.

The challenge extends beyond installing charging hardware. Parking arrangements, electrical-service access, billing and legal considerations can complicate multifamily deployments. The U.S. Department of Energy identifies these as distinct issues for apartment and condominium charging. Moon Five's approach brings these practical considerations into a service designed around residents and their buildings.

The CEC-approved project provides that at least 90% of the residential units served will be in disadvantaged communities, low-income communities, and/or affordable housing. It also calls for measurement of installed chargers, residential units with charging access, energy delivered, charger use and residents' reported likelihood of obtaining an EV. These measures connect the project's intended social benefit to observable deployment and usage results.

Moon Five announced receipt of the Electric Innovation Initiative's 2026 Scale Catalyst Award in September 2026. The recognition highlights the potential of its approach to expanding renter access; it is not an endorsement of this Offering or evidence of financial performance. Company announcement; award-organizer announcement.

The Offering's intended contribution is practical: provide grant reimbursement bridge financing to help bring more charging installations into service during the current deployment window, so more residents can charge an EV where they live.

The Offering

Purpose of the Offering

The Issuer is conducting this Offering to provide grant reimbursement bridge financing to implement, administer, and complete its California Energy Commission ("CEC") REACH 3.0 grant program. Building on its prior offerings, this financing is intended to accelerate EV charging deployments at California multifamily properties, support more installations concurrently, and bridge the timing between program expenditures and conditional grant reimbursements. Management reports that the Issuer has begun receiving reimbursements and redeploying capital into additional program activities. This Offering permits grant receipts received before April 1, 2027, to be recycled for the disclosed implementation and administration purposes. Attributable receipts received on or after that date must be applied toward repayment, allowing a deployment and recycling period before principal repayments begin.

The Offering will support the program through deployment, operation, data collection, reporting, and grant closeout. Management's implementation schedule calls for the charging infrastructure to be installed and placed in service by March 31, 2027, followed by one year of operational data collection and submission of the required data and final reporting by March 31, 2028. The program would then proceed through final reconciliation and grant closeout, subject to CEC review, acceptance of required deliverables, and satisfaction of the grant agreement's remaining requirements.

Proceeds may support the full range of implementation and administration activities described below, including related expenditures that are not eligible for grant reimbursement. The proposed two-year financing term is intended to align the borrowing period more closely with this deployment, reporting, and closeout cycle. Attributable grant receipts received on or after April 1, 2027, trigger mandatory repayment as described under "Repayment and Prepayment." Repayment remains an obligation of the Issuer under the Securities and is not contingent on completion of the grant or receipt of reimbursements. The financing is unsecured, does not assign grant receivables to Investors, and is not guaranteed by the CEC or any other governmental entity.

Offering Amounts

The Issuer is seeking to raise a minimum of $415,000 (the "Target Offering Amount") and up to $500,000 (the "Maximum Offering Amount") in gross proceeds in this Offering.

No funds will be disbursed to the Issuer unless the Target Offering Amount has been achieved and all applicable escrow-release and investor-cancellation conditions have been satisfied. The required Offering information must be publicly available on the funding portal for at least twenty-one (21) days before any Closing. This Offering permits one Closing only; multiple or rolling closings are not permitted. All participations have the same Funding Date.

The Offering Deadline is January 21, 2027, at 11:59 p.m. Eastern Time unless revised in compliance with applicable notice, cancellation and reconfirmation requirements. Reaching the Maximum Offering Amount stops acceptance of additional commitments but does not itself authorize immediate Closing or release of funds. If commitments do not equal or exceed the Target Offering Amount at the applicable deadline, no securities will be sold, commitments will be cancelled and investor funds will be returned.

Use of Proceeds

Estimated net proceeds will depend on the total amount raised and will reflect deductions for applicable fees, expenses, and required reserve funding, including the origination fee, the servicing fee payable in full on the Funding Date or at Closing unless otherwise specified in the Offering Materials, third-party costs, and funding of the Payment Reserve Account, each as described in this Form C and in the table below:

Item	Target Offering Amount	Maximum Offering Amount
Gross Proceeds	$415,000	$500,000
Origination Fee (5.50%)	$22,825.00	$27,500.00
Servicing Fee (1.00% upfront for the 24-month term; no additional stub charge modeled)	$4,150	$5,000.00
Est Platform and escrow setup costs	$1,150.00	$1,150.00
Payment Reserve Account Funding	$10,478.75	$12,625.00
Estimated Net Proceeds to Issuer	$376,396.25	$453,725.00

Use of Net Proceeds: Business Operations

The Issuer intends to use net proceeds broadly to implement, administer, operate, and complete its REACH 3.0 grant program and related EV charging deployments. These uses extend throughout the program lifecycle, including installation and commissioning, the subsequent year of operation and data collection, submission of required data and final reports by March 31, 2028, and final reconciliation and grant closeout.

Proceeds may also fund costs directly related to implementing and administering the REACH 3.0 grant program, including installation coordination, project management, reimbursement submissions, required data collection and reporting, and grant closeout. Related administrative and overhead costs must be reasonably attributable to the grant program. Proceeds may not be used for general corporate expenses unrelated to the program. Permitted program costs need not qualify for grant reimbursement.

Net proceeds may fund expenditures before reimbursement, applicable matching contributions, program-related costs that are not reimbursable under the grant, and reasonable contingencies and working-capital needs associated with the program. The Issuer may also use net proceeds to replenish its own funds previously expended on documented program costs that remain unreimbursed, provided those costs are specifically allocated to this Offering and are not also allocated to another financing. Subsequent reimbursements of those allocated costs may be recycled if received before April 1, 2027, and are subject to mandatory repayment if received on or after that date. Costs funded with permitted recycled receipts remain attributable to this Offering for subsequent reimbursement repayments. Proceeds may not replenish costs already reimbursed or be used to repay prior financings through this provision. A cost’s eligibility for grant reimbursement does not, by itself, determine whether it is a permitted use of Offering proceeds.

Management will have discretion to allocate and reallocate net proceeds among these purposes as program needs, deployment schedules, reimbursement timing, and operating conditions change, subject to the restrictions in the Offering Documents and applicable law. No fixed allocation among these categories is

established. This discretion does not permit the Issuer to retain or redeploy amounts required for mandatory reimbursement repayment. Grant reimbursements remain subject to the grant agreement, applicable eligibility requirements, and CEC review and approval.

Use of Net Proceeds: Professional Fees and Operating Expenses

At Closing, gross Offering proceeds will fund the 5.50% Origination Fee, the upfront Servicing Fee specified in the Offering Documents, estimated platform and escrow setup costs of $1,150, and the required Payment Reserve Account funding, as reflected in the preceding table. No filing or EDGAR preparation fee is included because the Issuer will arrange its own filing, and no additional background-check cost is currently expected. Other actual, disclosed third-party transaction costs may reduce the net proceeds available to the Issuer.

After these deductions, net proceeds may fund professional fees and operating expenses associated with the program throughout deployment, operation, data collection, reporting, and grant closeout. These expenses may include legal, accounting, engineering, consulting, payroll, administrative, compliance, and other services reasonably related to implementing and completing the program, whether or not those expenses qualify for grant reimbursement.

Transaction fees deducted at Closing are separate from these ongoing program expenses and will not be deducted again from Investor distributions. The Origination Fee and Servicing Fee are fully earned and nonrefundable at Closing, subject to any remedy that cannot lawfully be waived.

Payment Reserve Account

At Closing, a portion of the Offering proceeds is expected to be retained to fund the Payment Reserve Account in the amount described in this Form C. Scheduled payments to Investors are expected to be made from the Payment Reserve Account, and the Issuer will be required to replenish that account to required minimum levels in accordance with the Securities and the related Offering Materials. The Payment Reserve Account constitutes contractual credit support for the Securities; however, unless expressly stated otherwise in this Form C and the related exhibits, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment.

Investor funds will be held by the qualified third-party escrow provider pending Closing. Following satisfaction of release conditions, disbursements will pay disclosed fees and expenses, fund the contractual Payment Reserve Account and transfer net proceeds to the Issuer under the final escrow and closing instructions. Climatize will not hold or control these funds.

Financing Terms

The Securities offered hereby consist of pro rata participation interests in a single fixed-interest promissory note. The Note bears interest at 10.1% per annum, calculated on outstanding principal on a simple, non-compounding Actual/365 basis. The 24-month term excludes the Initial Stub Period and begins on the first scheduled quarterly payment date following the Funding Date (the "Initial Payment Date"). The Initial Payment Date is the first January 1, April 1, July 1, or October 1 following the Funding Date. The Maturity Date is the date 24 months after the Initial Payment Date. Interest accrues from the Funding Date; stub interest is payable on the Initial Payment Date in addition to interest accruing during the subsequent 24-month term. Mandatory repayments reduce principal before maturity as attributable grant receipts are received on or after April 1, 2027. The permitted recycling period does not defer quarterly interest or extend maturity. All participation interests share a common Maturity Date, subject to earlier repayment.

Interest is payable quarterly in arrears on January 1, April 1, July 1 and October 1 or the next Business Day. The first payment covers the Initial Stub Period, from the Funding Date through the day immediately preceding the Initial Payment Date. Subsequent interest covers the regular quarterly accrual periods. Scheduled quarterly interest payments are substantially equal while principal remains unchanged and are reduced to reflect principal repayments. Actual/365 accrual is reconciled at each principal repayment and at maturity, without duplicate interest collection.

The Origination Fee, upfront Servicing Fee, disclosed third-party costs and initial Payment Reserve reduce net proceeds available for deployment. The Servicing Fee is 1.00% of original principal, paid at Closing, reflecting 0.50% annually for two years. No separate stub-period servicing charge is included.

Directors, Officers, and Employees

The following individuals currently serve as directors and/or executive officers of the Issuer. To the extent applicable, directors also serve on the Issuers governing board.

Full Name	Position/Title
Stephan Andrew Ng	Chief Executive Officer and Director
Lionel Church	Chief Operating Officer
Marco Sotela	Chief Deployment Officer
Chase Robert Estrin	Chief of Staff

The Issuer may also engage additional personnel, advisors, consultants, or independent contractors to support its operations, business development, administration, legal compliance, technical functions, deployment activities, or other business needs.

Officers and Director Backgrounds

Stephan Andrew Ng
Title: Chief Executive Officer and director
Employer: Moon Five Technologies Inc.
Dates of Service: February 2022 to present

Stephan Andrew Ng is the founder, Chief Executive Officer, sole director, and controlling stockholder of Moon Five Technologies Inc. He oversees corporate strategy, capital formation, product direction, grant and financial strategy, and multifamily charging deployment. He previously worked as a Test Automation Engineer at Zoox from June 2020 to February 2022, a Spacecraft Telemetry Engineer at Planet Labs from March 2018 to March 2020, and a Satellite Operations Specialist at Planet Labs/Google TerraBella from February 2016 to March 2018.

Lionel Church
Title: Chief Operating Officer
Employer: Moon Five Technologies Inc.
Dates of Service: June 2026 to present

Lionel Church is the Chief Operating Officer of Moon Five Technologies Inc. He is responsible for day-to-day operations, processes and systems, organizational development and deployment execution. He was previously the CEO of Gratis Estates and Gratis Enterprise from July 2018 to May 2026 and COO of Food Revolution Network from November 2011 to June 2018.

Marco Sotela
Title: Chief Deployment Officer
Employer: Moon Five Technologies Inc.
Dates of Service: June 2024 to present

Marco Sotela is the Chief Deployment Officer of Moon Five Technologies Inc. He is responsible for overseeing site identification and qualification, permitting, installer coordination, commissioning and field operations. He was previously the Lead Program Manager at Tesla from June 2017 to June 2024.

Chase Estrin
Title: Chief of Staff
Employer: Moon Five Technologies Inc.
Dates of Service: October 2024 to present

Chase Estrin is the Chief of Staff of Moon Five Technologies Inc. He is responsible for grant compliance and reporting, finance and payroll, capital raising, investor relations, and regulatory and labor compliance. He was previously an independent contractor at Klimate Consulting from August to October 2024 and Technical Program Manager at Northrop Grumman from May 2012 to April 2023.

Principal Security Holders

The table below details each person who is the beneficial owner of at least twenty percent (20%) of voting equity.

Full Name	Nature of Beneficial Ownership	Percentage of Outstanding Voting Common Stock
Stephan Andrew Ng	Beneficial ownership	96.66%

Based on the Issuer's capitalization table dated March 31, 2026, Stephan Andrew Ng held 7,896,770 shares of Common Stock, representing approximately 96.66% of the 8,169,550 shares of Common Stock outstanding. This percentage measures ownership of outstanding voting Common Stock and excludes unexercised options, unissued shares reserved for future grants, and shares potentially issuable upon conversion of outstanding SAFEs. Future share issuances, option exercises, and SAFE conversions may dilute this ownership percentage.

Current Employees

As of the date of this Form C, the Issuer has five (5) full-time employees. In addition, the Issuer relies on contractors, advisors, electricians, engineers, installers, legal and accounting professionals, technology vendors, and other service providers to support product development, deployment, permitting, installation, compliance, finance, and administrative functions.

Terms of the Offering

Summary

Investors are purchasing pro rata participation interests in one fixed-interest promissory note issued by the Issuer. The following summarizes the material terms of those Securities.

Security

Instrument	Fixed-Interest Promissory Note (Grant Reimbursement Bridge)
Structure	Investors acquire pro rata participation interests in a single promissory note issued by the Issuer. Each participation represents a pro rata interest in the Issuer's obligations under the Note.
Target Offering Amount	$415,000
Maximum Offering Amount	$500,000
Interest Rate	10.1% per annum (fixed)
Offering Period	The Offering is expected to launch on October 23, 2026, and, unless closed earlier in accordance with this Form C, will expire on January 21, 2027, at 11:59 p.m. Eastern Time, ninety (90) calendar days after launch.
Closing Structure	This Offering permits one Closing only. Multiple or rolling closings are not permitted. All Investors share the same Funding Date.
Term	Twenty-four (24) months beginning on the Initial Payment Date, excluding the Initial Stub Period. The Maturity Date is 24 months after the Initial Payment Date, subject to the applicable Business Day convention. Assuming an Initial Payment Date of April 1, 2027, scheduled maturity is April 1, 2029. Interest accrues from the Funding Date; all participations share a common maturity, subject to mandatory reimbursement repayments and earlier repayments in full.
Minimum Investment	The minimum investment for this Offering is $10. Additional investments may be made in increments of $1.

Closing Mechanics and Funding

The Offering will have one Closing. Required Offering information must be publicly available on the funding portal for at least twenty-one (21) days before Closing. Reaching the Maximum Offering Amount stops further subscriptions; all required notices, cancellation rights and release conditions remain applicable.

The Issuer may request an early Closing after reaching the Target Offering Amount. Climatize must provide the required notice at least five business days before the revised Offering Deadline, including the right to

cancel until 48 hours before that deadline and whether commitments will be accepted during the final 48 hours. The Target Offering Amount must remain satisfied at that deadline. Otherwise, the Offering deadline is January 21, 2027, at 11:59 p.m. Eastern Time, subject to any legally required extension. Investor funds will be returned if the Offering is not completed.

At the single Closing, the qualified third-party provider will disburse funds under the final escrow agreement and closing instructions, pay disclosed fees and expenses, fund the required Payment Reserve and transfer net proceeds to the Issuer. The account holder and provider must be identified in the final Note and account documents. No deposit account control agreement or perfected lien is proposed, and Climatize will not hold or control the funds.

Interest and Repayment Terms

The Note provides for quarterly interest payments, mandatory repayments from attributable grant receipts received on or after April 1, 2027, and payment of any remaining principal at maturity. Simple, non-compounding interest accrues at 10.1% per annum on outstanding principal from the common Funding Date, calculated using Actual/365.

Interest is payable quarterly in arrears on January 1, April 1, July 1 and October 1. The first payment covers the Initial Stub Period. Regular scheduled quarterly payments are structured to be substantially equal, although interest accrues on an Actual/365 basis and actual accrued interest may vary with the number of days in each period. Scheduled interest payments are reduced as principal is repaid. Any difference between total accrued interest and scheduled payments will be reconciled at each principal repayment and at maturity, without duplicate interest collection.

The 24-month term excludes the Initial Stub Period and begins on the first scheduled quarterly payment date following the Funding Date (the "Initial Payment Date"). The Initial Payment Date is the first January 1, April 1, July 1, or October 1 following the Funding Date. The Maturity Date is the date 24 months after the Initial Payment Date. Interest accrues from the Funding Date; stub interest is payable on the Initial Payment Date in addition to interest accruing during the subsequent 24-month term. Any difference between total interest accrued and scheduled interest payments made will be reconciled and paid at each principal repayment and at maturity, without duplicate interest collection.

Repayment and Prepayment

Subject to the mandatory reimbursement repayments described below, all remaining outstanding principal, accrued and unpaid interest, and any other matured amounts will be due at the Maturity Date, subject to the Note's scheduled-payment and Business Day provisions.

In addition to mandatory reimbursement repayments, the Note may be voluntarily prepaid, in whole or in part, before maturity without premium or penalty, only on a scheduled interest-payment date and with all accrued and unpaid interest and other amounts then due. The Issuer must provide at least fifteen (15) Business Days' prior written notice through Climatize for communication to Investors and the payment provider. Partial prepayments will be applied pro rata unless otherwise approved in accordance with the Note. The scheduled-date restriction and fifteen-Business-Day advance notice requirement do not apply to mandatory reimbursement repayments.

Accrued interest on a prepayment is calculated on the principal prepaid for the actual accrual days through the day before payment using Actual/365. Partial prepayments and related payments are allocated pro rata among Investors under the Note.

Repayment from Grant Reimbursements

The installation phase of the grant program is scheduled to end on March 31, 2027. The Issuer may use grant reimbursements received on or before March 31, 2027 for the disclosed grant implementation and administration purposes, including further deployment and permitted nonreimbursable program costs. Beginning April 1, 2027 (the "Grant Repayment Start Date"), attributable grant receipts received after March 31, 2027 must be used to repay the Note. Earlier receipts are not subject to a catch-up repayment requirement. This provision does not defer scheduled interest payments, extend maturity or limit remedies following an Event of Default.

"Allocated Reimbursements" means the dollar amounts received under REACH 3.0 Agreement ZVI-25-004 attributable to expenditures funded with net proceeds of this Offering or with reimbursements permitted to be recycled under this provision. These include reimbursements of permitted, previously incurred program costs funded with Offering proceeds and related grant holdback payments when received. If a cost is funded from more than one source, only the reimbursed dollar amount attributable to this Offering is included, based on ordinary expenditure and funding records. The same funded amount may not be allocated to more than one financing. Grant receipts attributable to other funding sources are not subject to this repayment requirement.

Within three (3) Business Days after receiving an Allocated Reimbursement in cleared funds on or after the Grant Repayment Start Date, the Issuer shall pay that amount as a repayment of outstanding principal, up to the principal then outstanding (the "Reimbursement Repayment Amount"). The total payment shall equal the Reimbursement Repayment Amount plus accrued and unpaid interest on that principal through the day before payment, calculated under the Note. Interest shall be paid in addition to, and shall not reduce, the required principal repayment. Interest already paid shall not be charged again. Repayments shall be distributed pro rata to Investors without premium or penalty. Interest thereafter accrues only on the remaining principal balance. Amounts required for repayment may not be recycled or used for other purposes, and principal repaid may not be reborrowed.

The grant provides for a 10% holdback. The attributable portion of that holdback is subject to this repayment provision only when released and actually received on or after the Grant Repayment Start Date, subject to the grant's release requirements. Permitted uses of Offering proceeds include costs that are not reimbursable. Grant receipts therefore may not repay the entire Note. The Issuer remains responsible for all amounts due, including amounts not covered by grant receipts. Delayed, reduced or disallowed reimbursements and unreleased holdbacks do not excuse scheduled payments, and all remaining amounts are due at maturity.

The Note is an unsecured obligation of the Issuer. The CEC does not guarantee the Note, and Investors have no direct claim against the CEC. Climatize's role remains limited to its existing ministerial payment-processing and communication functions; it has no obligation to monitor grant expenditures, verify reimbursements or oversee the Issuer's compliance with this repayment provision. No additional periodic investor reporting is required by this provision. Any amendment remains subject to the Investor consent requirements under "Voting, Consent, and Amendment Rights."

Payment Reserve Account

A contractual Payment Reserve Account will be established and funded at Closing in an amount equal to one scheduled quarterly interest payment under the Note. Scheduled payments to Investors are expected to be made from this account, subject to the Payment Waterfall. Required reimbursement repayments must be

made separately and may not be retained to fund or replenish this reserve. The reserve is contractual credit support, not perfected collateral; Investors do not receive a perfected security interest in, or account control rights over, the account solely by investing.

The Issuer will replenish the Payment Reserve Account to required minimum levels within 90 days following any deficiency below the required minimum reserve amount. This period does not extend any mandatory repayment deadline or permit retention of an amount then required for reimbursement repayment.

The Payment Reserve Account will be maintained through North Capital Private Securities Corporation or another qualified third-party financial institution identified in the Offering documents. No deposit account control agreement, sweep, standing transfer instruction, pre-authorized payment mechanism or perfected security interest applies at issuance. Climatize does not hold or control the reserve or reimbursement receipts

Use of Proceeds Restrictions

Net proceeds may be used for the implementation, administration, operation, and completion of the Issuer's REACH 3.0 grant program and related EV charging deployments, as described under "Use of Proceeds." These purposes include deployment and commissioning, ongoing operations and maintenance, the required operational data collection and reporting period, final reconciliation, and grant closeout. Permitted uses include related working capital, matching contributions, professional fees, operating expenses, and contingencies, whether or not eligible for grant reimbursement, and replenishment of the Issuer's own funds previously expended on documented, unreimbursed program costs, subject to the allocation and no-duplicate-financing requirements under "Use of Proceeds" and "Repayment and Prepayment."

Management may allocate and reallocate net proceeds among these purposes based on program requirements, procurement and installation schedules, reimbursement timing, and operating needs, subject to the Offering Documents and applicable law. Proceeds raised above the Target Offering Amount may support the same purposes. No fixed allocation among these categories is established. Grant receipts received before April 1, 2027 may also be recycled for these purposes as described under "Repayment from Grant Reimbursements." This discretion does not extend to Allocated Reimbursements required for repayment; those amounts may not be recycled or used for any other purpose.

Proceeds may not be used for dividends, equity distributions, owner distributions, speculative investments, repayment of unrelated indebtedness, or insider or affiliate obligations outside the ordinary scope of the Issuer's disclosed business, except as disclosed in this Form C or otherwise permitted under the Note. Ordinary-course compensation and payments for bona fide services supporting the disclosed program activities are permitted, subject to applicable related-party disclosures and the restrictions in the Note.

Fees and Expenses

Origination fees, servicing fees, third-party expenses, and Payment Reserve Account funding requirements will reduce the net proceeds available to the Issuer.

The Issuer is responsible for the fees and actual expenses as disclosed in this Form C. Estimated closing charges are expected to exclude filing and EDGAR preparation fees and additional background checks, as stated above. Any subsequently required third-party expense must be reflected in the final fee and proceeds disclosures; no expense may be reimbursed twice.

The Origination Fee is 5.50% of gross Offering proceeds. The Servicing Fee is 1.00% of original principal, reflecting 0.50% annually for the scheduled two-year term. Both fees are payable at Closing and deducted from gross Offering proceeds.

The Origination Fee and Servicing Fee are fully earned at Closing and are nonrefundable. Neither fee will be prorated, rebated, refunded, credited, offset, or repaid because the Note is repaid through mandatory reimbursement repayments, voluntarily prepaid, accelerated, refinanced, restructured, or otherwise repaid or terminated before scheduled maturity, or because an Event of Default occurs. No periodic Servicing Fee accrues during the original scheduled term after Closing, and no additional stub-period servicing charge is included.

Any portion of the Servicing Fee due at Closing but not collected because of an administrative or processing error remains payable by the Issuer and may be recovered through the Payment Waterfall, without duplicate collection. These provisions do not limit any remedy that cannot lawfully be waived. The fee compensates Climatize for its disclosed ministerial functions and does not appoint Climatize as administrative agent or Investor representative.

If the Offering is cancelled, withdrawn, terminated, or does not close, the Issuer remains responsible for any third-party costs already incurred and any applicable cancellation or break fees, in each case as described in this Form C and the related Offering Materials.

Payment Waterfall

Reimbursement Repayment Amounts must be applied directly to principal under “Repayment from Grant Reimbursements” and may not be reduced by fees, costs, interest or reserve replenishment. The Issuer remains responsible for those other obligations from other available funds. Except for Reimbursement Repayment Amounts and the accompanying accrued and unpaid interest payable under “Repayment from Grant Reimbursements”, and as otherwise provided below following an Event of Default and the required Investor approval, all amounts paid by or on behalf of the Issuer in respect of the Note, including amounts held in or disbursed from the Payment Reserve Account, shall be applied in the following order of priority:

1. Payment of unpaid platform, Origination Fee, Servicing Fee, administrative, or similar amounts that became due at or before Closing but remained unpaid because of an administrative or processing error, together with properly incurred post-Closing fees.
2. Payment of unpaid third-party administrative, custodial, escrow, legal, compliance, accounting, reporting, and servicing costs then due.
3. Replenishment of the Payment Reserve Account to the required minimum level.
4. Payment of accrued and unpaid interest owing to Investors, on a pro rata basis in accordance with their respective participation interests.
5. Payment of outstanding principal owing to Investors, on a pro rata basis in accordance with their respective participation interests.
6. Any remaining amounts to the Issuer, so long as no Event of Default has occurred and is continuing.

Following an Event of Default, the order of application may be modified if such modification is approved by the Investors at the applicable consent threshold set forth in this Form C. Without limiting the foregoing, after an Event of Default, Investors may approve the application of available funds to principal before accrued interest if such treatment is approved in accordance with the Investor consent provisions described in this Form C.

Collateral and Priority

The Note is a general unsecured obligation, with no guaranty, collateral lien or assignment of CEC grant proceeds. The Payment Reserve is contractual support only. Subject to applicable law and verification of existing instruments, the Note ranks equally with other unsubordinated unsecured obligations and has no priority over the prior Reg CF notes.

Investors receive no perfected security interest in, or account control rights over, the Payment Reserve Account. The requirement to repay the Note from grant reimbursements does not give Investors priority over other creditors or a direct claim against the CEC. Any later collateral or priority arrangement would require appropriate definitive documentation, disclosure and applicable Investor consent; no such arrangement is assumed at issuance.

Investors should not assume that repayment is guaranteed, that any collateral has a realizable liquidation value equal to the outstanding obligations, or that any disclosed credit support will fully satisfy the Note in a downside or enforcement scenario.

Subordination

The Note is not contractually subordinated at issuance and ranks pari passu with the Issuer's prior Regulation Crowdfunding notes. Future senior financing is permitted only within categories disclosed in this Form C and the related exhibits or with the approval required under the Note. Any subordination must provide equal subordination, payment-blockage, recovery and enforcement treatment to the prior notes and this Note unless the affected Noteholders approve different treatment.

No administrative agent is appointed, and investment in the Securities does not authorize Climatize to execute subordination, intercreditor, consent or similar agreements as representative of Investors. Any subordination must comply with the Note and its applicable Investor consent requirements. Required implementing documents must be executed by the appropriate parties or a separately authorized representative, not by Climatize as administrative agent. Subordination may adversely affect payment priority and potential recovery.

Covenants and Ongoing Obligations

The Issuer shall comply with affirmative covenants during the term of the Note including, but not limited to, the following:

- maintain its business and operations in commercially reasonable condition, consistent with its business model and stage of operations;
- maintain books, records, and internal controls appropriate for its size and operations;
- comply in all material respects with applicable laws, rules, regulations, permits, and contractual obligations;
- maintain and replenish the Payment Reserve Account as required by this Form C and the Offering Documents, without diverting Reimbursement Repayment Amounts;
- provide financial and operational information to the extent required by applicable law;
- provide notice of material developments, material adverse events, and defaults to the extent required by applicable law and the terms of the Offering; and
- maintain insurance coverage customary for its business and operations.

The Issuer shall not take any action prohibited by the terms of the Note or this Form C, including diversion or unauthorized recycling of Allocated Reimbursements, failure to make mandatory reimbursement repayments, misuse of proceeds, failure to maintain required reserves, or actions that materially impair the repayment rights of Investors.

Change of Control

Upon a Change of Control, all outstanding principal and accrued and unpaid interest under the Note shall automatically become immediately due and payable, without premium or penalty, unless the transaction constitutes a Permitted Change of Control or Investors approve alternative treatment in accordance with the amendment and consent provisions set forth in this Form C.

A Change of Control is intended to apply to a sale, transfer, merger, disposition, or similar transaction that results in a transfer of control of the Issuer or substantially all of its assets to an external party. It is not intended to be triggered solely by an ordinary-course equity financing, SAFE conversion, grant-related transaction, customer or property agreement, equipment financing, deployment arrangement, internal reorganization, or other transaction that does not transfer control of the Issuer.

For purposes of this Offering, "Permitted Change of Control" means an internal reorganization, equity or SAFE financing, conversion of outstanding SAFEs, grant-related transaction, customer or property agreement, equipment or working-capital financing, or other ordinary-course transaction expressly contemplated by this Form C and the related exhibits that does not materially impair the Issuer's ability to perform its obligations and does not materially and adversely affect Investors' rights, payment priority, or pro rata sharing. No Permitted Change of Control will, by itself, trigger acceleration or mandatory repayment of the Note.

Events of Default

Each of the following constitutes an Event of Default under the Note:

- failure by the Issuer to pay any principal, interest, fee, or other required amount when due, including any Reimbursement Repayment Amount and related accrued interest;
- failure to fund, maintain or replenish the Payment Reserve as required by the Note, subject to the applicable 90-day replenishment period for a reserve deficiency; that period does not extend a scheduled principal or interest payment date or mandatory reimbursement repayment deadline;
- breach by the Issuer of any material covenant, obligation, representation, or warranty under the Note, this Form C, or the related Offering Materials, which breach remains uncured for thirty (30) days after written notice thereof, if such breach is capable of cure;
- any material misstatement or omission in the Offering Materials;
- misuse of Offering proceeds or diversion or unauthorized recycling of a Reimbursement Repayment Amount in a manner inconsistent with this Form C or the Note;
- insolvency, bankruptcy, liquidation, assignment for the benefit of creditors, receivership, or similar event with respect to the Issuer;
- any attachment, levy, or proceeding that materially impairs the Issuer's ability to perform its obligations under the Note;
- any default under other indebtedness of the Issuer that materially impairs repayment of the Note; provided that a default under the Issuer's prior Regulation Crowdfunding notes will not automatically constitute an Event of Default under this Note solely because it occurred; and

- any other event or circumstance that materially impairs the Issuer's ability to repay the Note or perform its obligations under the Offering documents.

The Issuer shall provide notice of material adverse developments and Events of Default to the extent required by applicable law and the terms of the Offering.

Default Interest and Remedies

During the continuation of an Event of Default, default interest on outstanding principal is 12.1% per annum (the 10.1% Interest Rate plus 2.00%), subject to applicable law and the final Note. Default interest replaces, rather than adds to, the ordinary rate for the same principal and accrual period.

Upon an Event of Default, Investors shall have the rights and remedies provided in the Note, this Form C, and applicable law, which shall include, but not be limited to, the following:

- acceleration of all outstanding principal and accrued and unpaid interest;
- application of funds held in the Payment Reserve Account;
- enforcement of any credit support expressly established in approved definitive documentation after issuance, if applicable;
- exercise of rights under any later-approved custody, control, sweep, or account arrangement, if expressly applicable;
- commencement of collection, enforcement, or other creditor remedies permitted by law; and
- approval of a restructuring, workout, or modified payment application in accordance with the Investor consent provisions set forth herein.

Following an Event of Default, Investors may, at the applicable consent threshold set forth in this Form C, approve a modified payment waterfall, including application of available funds to principal before accrued interest, if determined by Investors to be in their collective best interests.

Climatize has no discretionary authority to modify the Note, waive defaults, accelerate debt, enforce claims or alter Investor rights. It may facilitate communications and transmit duly authorized instructions through the platform and designated third-party providers in its limited ministerial capacity. Investor approvals do not appoint Climatize as administrative agent or enforcement representative.

Investor Representative Following Default

Following an Event of Default that is continuing, Investors may elect an Investor representative (the "Investor Representative") to coordinate communications and implement collective enforcement or workout actions authorized under the Offering Documents.

The Investor holding the largest outstanding principal amount of participations who is willing and eligible to serve will be the first nominee. Eligibility requires that the nominee not be the Issuer or an affiliate of the Issuer or Climatize. The nominee must disclose any material interest that may conflict with the interests of other Investors. Appointment requires approval by Investors holding more than fifty percent (50%) of the outstanding principal amount of eligible participations and the nominee's written acceptance. Participations held by the Issuer or its affiliates will be excluded from both the numerator and denominator for this election. If the largest eligible Investor declines, is not elected, or is tied with another Investor, Investors may elect another willing, eligible Investor using the same approval threshold.

The Investor Representative may receive and circulate information, coordinate Investor communications, solicit instructions and consents, and engage qualified counsel to pursue actions authorized under the Note and participation documents. Each Investor authorizes a duly elected Investor Representative to implement collective actions approved at the applicable consent threshold, subject to the scope of authority expressly granted in those documents and applicable law. Legal proceedings must be brought through appropriate counsel by a party having the required standing.

Appointment does not authorize the Investor Representative independently to amend the Securities, waive a default, accelerate the Note, agree to a settlement, release claims, change payment priorities, or otherwise alter Investor rights. Each such action remains subject to the applicable authorization and consent requirements in the Offering Documents. Appointment does not reduce any existing majority, supermajority, or unanimous-consent threshold.

The Investor Representative must act in good faith within the authority granted, disclose material conflicts, provide Investors with material information concerning proposed collective actions, and preserve the pro rata treatment required by the Note. The Investor Representative may not receive a separate benefit from the Issuer in connection with a collective action unless fully disclosed and approved under the applicable Investor consent provisions.

No Investor is required to accept the appointment, advance personal funds, or undertake unfunded enforcement proceedings. Any representative compensation or expense arrangement requires separate Investor approval and must comply with the Note's expense and Payment Waterfall provisions. Appointment alone creates no additional payment obligation for an Investor. The Investor Representative will not personally hold Investor funds or recoveries; those amounts must be handled through an authorized financial institution or counsel's trust account and distributed under the Offering Documents.

Investors may remove or replace the Investor Representative using the same voting threshold applicable to appointment. The Investor Representative may resign by written notice to Investors. A vacancy does not suspend the Issuer's obligations or applicable deadlines, and no Investor's existing enforcement rights are restricted solely because no representative has been appointed.

Climatize may facilitate notices, elections, communications, and transmission of authorized instructions in its limited ministerial capacity. Climatize does not select or direct the Investor Representative and does not become an administrative agent, enforcement representative, or fiduciary through this process. Nothing in this provision waives any right or remedy that cannot lawfully be waived.

Description of Securities

The Securities offered hereby are debt securities in the form of pro rata participation interests in a fixed-interest promissory note issued by the Issuer. Investors are creditors of the Issuer. Investors are not equity holders of the Issuer and do not receive equity ownership, conversion rights, profit participation, governance rights, or residual value rights, except to the limited extent, if any, expressly stated in this Form C.

The return to Investors is limited to the stated interest rate and repayment of principal in accordance with the terms of the Securities. Repayment depends on the Issuer's financial condition, liquidity, compliance with the Offering terms, and the enforceability of the Issuer's obligations. Repayment is not guaranteed.

Voting, Consent, and Amendment Rights

Investors do not have general voting rights in the governance or management of the Issuer. Following Closing, however, Investors have consent or approval rights with respect to certain amendments, waivers, restructurings, or other actions affecting the Note and their rights thereunder.

Unless otherwise expressly stated in this Form C, the following approval structure applies:

1. Majority Approval. Approval by holders of more than fifty percent (50%) of the outstanding principal amount of participations shall be required for:
    - waivers of non-payment Events of Default;
    - modifications to non-economic covenants;
    - modifications to reporting or notice obligations;
    - amendments that do not materially and adversely affect core economic rights of Investors;
    - election, removal, and replacement of the Investor Representative in accordance with "Investor Representative Following Default," including the eligibility requirements and exclusion of Issuer-held and Issuer-affiliate-held participations specified therein;
    - authorization of acceleration or collective enforcement following a continuing Event of Default, and approval of a reasonable enforcement budget and Investor Representative compensation, provided that any settlement, waiver, amendment, or change in payment priority remains subject to the otherwise applicable consent threshold; and
    - restructurings or workouts that do not alter principal amount, interest rate, maturity, payment priority, or other core economic terms.
2. Supermajority Approval. Approval by holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding principal amount of participations shall be required for:
    - extensions of maturity;
    - modifications to payment timing or payment structure, including the mandatory reimbursement repayment requirement, its deadline or allocation methodology, or permission to recycle amounts otherwise required for repayment, subject to any higher consent threshold applicable below;
    - subordination of the Note to other indebtedness, except to the extent already permitted under this Form C and the related exhibits;
    - material changes to Payment Reserve Account requirements;
    - changes to the payment waterfall following a default, including applying principal before accrued interest;
    - restructurings affecting the timing or priority of payments; and
    - any other amendment that materially affects Investor recovery or enforcement rights, but does not require unanimous approval.
3. Unanimous Approval. Approval by all Investors adversely affected shall be required for:
    - any reduction in principal;
    - any reduction in the stated interest rate;
    - any change to pro rata sharing provisions;
    - any amendment that disproportionately affects a subset of Investors relative to other Investors; and
    - any other amendment that materially impairs a core economic right of fewer than all Investors unless all adversely affected Investors consent.

Implementing documentation for future senior financing within categories expressly disclosed in this Form C and the related exhibits is implementation of a pre-authorized term only if it provides the required equal

treatment to the prior and Tranche 3 Regulation Crowdfunding notes. Unequal or otherwise unapproved treatment requires the applicable Noteholder consent. The appropriate parties must execute that documentation; this provision does not appoint Climatize as administrative agent or authorize it to execute agreements as representative of Noteholders.

The Issuer and other duly authorized parties are responsible for implementing amendments, waivers and actions approved by Investors. Climatize may facilitate delivery of notices, collection and transmission of consents, platform recordkeeping and coordination of authorized payment instructions, but has no authority to approve or execute substantive amendments on behalf of Investors. Clerical corrections may be coordinated through the platform only to the extent permitted by the Note and applicable law and without materially and adversely affecting Investor rights.

Investor consent may be obtained through electronic consent on the funding portal or other designated platform, written consent, or other procedures expressly disclosed in this Form C and permitted by applicable law.

Any material amendment to the Offering prior to Closing shall be made in accordance with Regulation Crowdfunding requirements, including amendment of this Form C where required and any required investor notice and reconfirmation opportunity. No amendment shall be effective if it violates applicable law or modifies Investor rights in a manner inconsistent with this Form C without the required amendment, disclosure, notice, and approval process.

Transfer Restrictions Under Regulation Crowdfunding

The Securities may not be transferred by any purchaser during the one-year period beginning when the Securities were issued, unless transferred:

- “to the Issuer;”
- “to an accredited investor;”
- “as part of an offering registered with the Commission;”
- “to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a family member, or in connection with the death or divorce of the purchaser or other similar circumstance; or”
- “as otherwise permitted by Regulation Crowdfunding or other applicable law.”

After the expiration of the applicable restricted period, transfers remain subject to administrative procedures, recordkeeping requirements, applicable law, and any consent or transfer conditions expressly described in this Form C and the related Offering documents.

Valuation / Purchase Price

The Securities are issued at par value based on the amount invested by each Investor. The return to Investors is based solely on the stated fixed interest rate and the repayment terms set forth in this Form C. The Securities do not provide for any equity appreciation, conversion feature, profit-sharing feature, or other participation in the Issuer’s enterprise value, except to the extent expressly stated in this Form C.

Past Exempt Offerings

The Issuer has financed its operations through private issuances of Simple Agreements for Future Equity ("SAFEs"), founder capital contributions, and two prior Regulation Crowdfunding offerings conducted through Climatize Earth Securities LLC.

Prior Regulation Crowdfunding Offerings

First Offering - May 2026. The Issuer raised $124,000 in gross proceeds pursuant to Section 4(a)(6) of the Securities Act and Regulation Crowdfunding. Investors acquired participation interests in a fixed-interest promissory note bearing 9.6% annual interest, payable quarterly, with a 36-month stated term. The offering was intended to fund working capital, operating expenses, and installation and deployment of EV charging infrastructure, including expenditures incurred before revenue generation or conditional grant reimbursement.

Second Offering - July 2026. The Issuer raised $300,000 in gross proceeds pursuant to Section 4(a)(6) of the Securities Act and Regulation Crowdfunding. Investors acquired participation interests in a fixed-interest promissory note bearing 10.1% annual interest, payable quarterly, with a 36-month stated term. The offering was intended to provide additional working capital for EV charging deployments, including equipment procurement, installation, and related operating expenditures incurred before conditional grant reimbursement.

The two offerings raised aggregate gross proceeds of $424,000, before offering fees, expenses, and reserve funding. Both supported grant-related deployment and working-capital needs. This Offering permits recycling of grant receipts received before April 1, 2027 and requires repayment from attributable receipts received on or after that date. Securities issued in the prior offerings remain governed by their respective offering documents; this Offering does not amend their terms.

Private SAFE Financings

The Issuer issued ten SAFEs totaling $130,000 during 2024, each with a $6,000,000 valuation cap and no discount. Additionally, on February 27, 2025, the Issuer issued a $25,000 SAFE with a $6,000,000 valuation cap and no discount. In May 2025, the Issuer issued a $1,300,000 SAFE with a 20% discount, no valuation cap, and a most-favored-nation provision. These issuances totaled $1,325,000, bringing the aggregate outstanding SAFE balance to $1,455,000 at December 31, 2025.

In 2026, the Issuer reported additional SAFE issuances of $25,000 on January 21, 2026, and $95,000 on March 19, 2026, each with a $20,000,000 valuation cap and a 10% discount. Including these issuances, total reported SAFE financing was $1,575,000.

Financial Condition

Forward Looking Statements

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS, ESTIMATES, PROJECTIONS, AND ASSUMPTIONS REGARDING THE ISSUER'S ANTICIPATED FINANCIAL CONDITION, OPERATING PERFORMANCE, LIQUIDITY, CAPITAL RESOURCES, AND BUSINESS PROSPECTS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF NUMEROUS FACTORS, INCLUDING THE RISKS DESCRIBED IN THIS FORM C, CHANGES IN MARKET CONDITIONS, CHANGES IN THE ISSUER'S OPERATING PERFORMANCE, CHANGES IN FINANCING AVAILABILITY, REGULATORY DEVELOPMENTS, DELAYS IN EXECUTION, AND OTHER KNOWN AND UNKNOWN UNCERTAINTIES.

FORWARD-LOOKING STATEMENTS IN THIS SECTION ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND ASSUMPTIONS AS OF THE DATE OF THIS FORM C. EXCEPT AS REQUIRED BY APPLICABLE LAW, THE ISSUER UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE, REVISE, OR SUPPLEMENT ANY FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS, CIRCUMSTANCES, OR CHANGES IN EXPECTATION OCCURRING AFTER THE DATE OF THIS FORM C.

Financial Condition of the Issuer and Financial Statements

Moon Five Technologies Inc. develops and deploys dedicated EV charging hardware and associated software for multifamily residential properties. Its business requires expenditures for product development, personnel, equipment, installation, and program administration before the resulting customer revenue or grant reimbursements are received. The Issuer has financed these activities through SAFE investments, founder contributions, and Regulation Crowdfunding offerings.

The Issuer's financial statements for the years ended December 31, 2025 and 2024 include an independent auditor's report expressing an unmodified opinion. The report also identifies substantial doubt about the Issuer's ability to continue as a going concern because of recurring losses, limited liquidity, and dependence on external financing. The financial statements should be read together with this discussion.

For 2025, the Issuer reported revenue of $78,268, compared with no revenue in 2024. Revenue consisted of hardware and installation activity and grant funding from the Los Angeles Cleantech Incubator. Cost of revenue was $34,145, resulting in gross profit of $44,123. These initial revenues demonstrate commercial activity but remain small relative to the Issuer's operating expenses and are concentrated in two customers or funding sources.

Operating expenses increased from $203,947 in 2024 to $1,262,482 in 2025. The largest 2025 expense categories were payroll and benefits of $534,675, professional and consulting fees of $488,586, and research and development of $132,118. The statement of operations reports a net loss of $1,216,427 for 2025, compared with $205,688 for 2024.

At December 31, 2025, the balance sheet reported cash and cash equivalents of $249,331, total assets of $402,085, total liabilities of $171,148, and stockholders' equity of $230,937. The accumulated deficit was $1,433,256. These historical balances precede the 2026 grant reimbursement activity and prior Regulation Crowdfunding financings described below and should not be interpreted as the Issuer's current cash position.

Financial Milestones & Anticipated Revenues

The REACH 3.0 grant program provides an important source of funding for the Issuer's deployment activities. The grant agreement provides for reimbursement of eligible project costs up to $3,413,480 and requires matching contributions of at least $379,276. The award amount represents conditional funding available under the agreement, rather than cash already received or an unrestricted commitment to fund all Company expenditures.

The reimbursement process has moved into active payment. The Issuer's reimbursement schedule reports five checks received between July 16 and October 12, 2026, totaling $483,449.32. The reported payments were $4,359.78, $199,047.17, $29,937.33, $123,142.91, and $126,962.13. For these five items, the period between invoice submission and check receipt ranged from 14 to 17 days, averaging 15 days. These figures are based on the Issuer's records; the intervals do not include the time between the underlying expenditure and submission of the reimbursement request.

The reported reimbursement receipts demonstrate that the grant program has progressed beyond an award commitment into an operating reimbursement cycle. Management reports that funds received are being redeployed into additional installations and program activities. This Offering provides additional grant reimbursement bridge financing for concurrent program work, permits recycling of grant receipts received before April 1, 2027, for the disclosed program purposes, and requires repayment from attributable receipts received on or after that date.

The reported processing intervals begin when an invoice is submitted and do not include the preceding procurement, installation, or documentation period. The amount of capital required therefore depends on both reimbursement processing time and the expenditures that must be financed before submission. Receipt of reimbursements supports continued deployment but does not, by itself, establish the amount of cash available to repay Investors.

The Issuer may recycle grant receipts received before April 1, 2027, for the disclosed grant implementation and administration purposes. Attributable receipts received on or after that date must reduce principal under the mandatory repayment provisions, including reimbursements of costs funded with permitted recycled receipts and related holdback releases when received. The April 1 start does not require a catch-up payment of earlier receipts. The 10% grant holdback delays receipt of part of otherwise reimbursable costs; release depends on satisfaction of the grant requirements. Grant receipts attributable to other funding sources remain subject to their applicable obligations.

Management's schedule calls for the charging infrastructure to be placed in service by March 31, 2027, followed by one year of operational data collection and required reporting through March 31, 2028. Final reconciliation and grant closeout remain subject to CEC review and acceptance. The grant also supports the development of an installed charging base from which the Issuer intends to generate ongoing customer revenue, although the amount and timing of that revenue remain uncertain.

The reported reimbursement history is a meaningful execution milestone. It does not establish that future claims will be approved or paid within the same period, and reimbursements of costs already incurred should not be equated with profit or cash freely available for debt repayment.

Cash Flows

The 2025 statement of cash flows reports $1,178,171 used in operating activities and $24,897 used in investing activities, offset by $1,421,195 provided by financing activities. Operating cash use increased

from $175,328 in 2024 as the Issuer expanded its activities. The increase in year-end cash during 2025 therefore resulted from financing rather than positive operating cash flow.

The commencement of grant reimbursements in 2026 adds a source of liquidity that was not reflected in the 2025 cash-flow results. However, reimbursement timing, matching contributions, nonreimbursable expenses, ongoing overhead, and the pace of deployment continue to affect the amount of working capital the Issuer requires.

Liquidity and Capital Resources

This Offering is intended to expand the capital available for an operating grant implementation program and support the Issuer through deployment, operation, data collection, reporting, and closeout. Management's ability to recycle reimbursed expenditures may allow Offering proceeds to support successive stages of work. The effectiveness of this approach depends on maintaining reimbursement eligibility, submitting complete claims, controlling costs, and coordinating deployment spending with available cash.

The Issuer has not demonstrated sustained positive operating cash flow and remains dependent on external financing and conditional reimbursements. Delays, disallowed costs, cost overruns, or lower-than-expected customer revenue could require the Issuer to reduce spending, defer deployments, or obtain additional capital. Additional equity or refinancing may not be available when needed or on acceptable terms.

The Securities require quarterly interest payments and mandatory repayment from Allocated Reimbursements received on or after April 1, 2027, with any remaining principal due at maturity. The proposed 24-month term, excluding the Initial Stub Period, is intended to align the borrowing period more closely with the grant implementation and reporting cycle. Completion of that cycle does not itself provide the cash necessary to repay the Note. The Issuer may not redeploy amounts required for repayment. The grant's 10% holdback delays cash receipts until the applicable release conditions are satisfied. Fees, reserve funding, matching contributions, nonreimbursable program costs and disallowed claims may leave principal that is not covered by grant receipts. Permitted recycling may also consume capital in costs that do not generate reimbursements. The Issuer must fund that balance and interest from other available sources; no sufficient committed source is established by the grant award alone.

The Payment Reserve Account provides a limited source of scheduled payments. It does not fund any remaining principal balance at maturity, eliminate operating risk, or provide Investors with a perfected security interest in the reserve or grant receivables.

Use of Funds for This Offering

The Issuer seeks gross proceeds of $415,000 at the Target Offering Amount and up to $500,000 at the Maximum Offering Amount. After a 5.50% Origination Fee, a 1.00% upfront Servicing Fee for the 24-month term, estimated platform and escrow setup costs of $1,150, and initial Payment Reserve Account funding, estimated net proceeds available to the Issuer are $376,396.25 at the target and $453,725.00 at the maximum.

The initial reserve is estimated at $10,478.75 at the target and $12,625.00 at the maximum, equivalent to one regular quarter of interest at 10.1% annually. These estimates do not include a separate allowance for Initial Stub Period interest. No additional background-check cost or filing preparation fee is currently included because no additional checks are presently anticipated and the Issuer will arrange its own filing. Additional actual transaction costs, if incurred, would reduce available proceeds.

Net proceeds may support the full range of grant implementation and administration activities described under "Use of Proceeds," including procurement, installation, personnel, operating expenses, matching contributions, data collection, reporting, and closeout. Management may allocate funds among these purposes as program needs and reimbursement timing change, subject to the Offering Documents. This allocation discretion does not permit retention or recycling of amounts required for mandatory reimbursement repayment.

Capitalization and Indebtedness

The Issuer's two prior Regulation Crowdfunding offerings raised $424,000 in aggregate gross principal: $124,000 bearing 9.6% annual interest and $300,000 bearing 10.1% annual interest. Assuming that principal remains outstanding, completion of this Offering would increase aggregate Regulation Crowdfunding note principal to $839,000 at the target or $924,000 at the maximum.

Before any principal repayments, at those balances, regular annual interest across the three offerings would total approximately $84,119 or $92,704, respectively, excluding any separate stub-period adjustments. Interest on this Offering declines as principal is repaid. Each offering remains subject to its own payment and maturity provisions. The shorter term of this Offering does not amend the terms of the prior notes.

The financial statements report $1,455,000 of SAFEs outstanding at December 31, 2025 and an additional $120,000 of SAFE issuances in early 2026. These instruments provided capital without scheduled quarterly interest or a fixed maturity, but create rights to future equity or payments upon specified events. Their accounting classification within stockholders' equity does not replace the contractual terms governing their rights and priority.

Other Securities and Control

The financial statements report 8,066,156 common shares outstanding at December 31, 2025, together with outstanding equity awards and SAFEs. These historical figures may change through option exercises, additional issuances, or SAFE conversions. The current ownership and voting arrangements are described in the ownership and capitalization sections of this Form C.

Investors in this Offering acquire the contractual rights specified in the Offering Documents, rather than common-stock ownership or participation in equity appreciation. Future equity financing may support the Issuer's liquidity, but neither such financing nor its availability at maturity is assured.

Related Party Transactions

The Issuer's founder has provided financial support through cash contributions and payment of Company expenses. The financial statements report founder contributions of $90,687 during 2025, cumulative contributions of $195,049 at December 31, 2025, and an additional $245,000 of cash contributions between January 27 and March 17, 2026.

The financial statements describe these contributions as equity contributions without promissory notes, interest, or specified repayment terms. This support has helped fund operations, but does not constitute a commitment to provide additional capital or a guarantee of repayment to Investors. The financial statements also describe equity awards and issuances to officers, the founder, and advisors.

Regulatory Information

Tax

Investors are expected to receive annual tax reporting information relating to their investment to the extent required by applicable law, including IRS Form 1099-INT or any successor or substitute form, if applicable. Climatize may assist the Issuer in preparing draft tax reporting forms for review by the Issuer; however, the Issuer remains responsible for the accuracy, approval, and timely issuance of all tax reporting required in connection with the Offering.

Investors are responsible for maintaining current tax identification information, legal name, mailing address, and email address with Climatize and, where applicable, the Issuer, in order to facilitate delivery of tax documents and other required notices. Investors should consult their own tax advisers regarding the U.S. federal, state, local, and any non-U.S. tax consequences of an investment in the Securities.

Disqualification

The Issuer represents that neither it, nor any of its predecessors, affiliated issuers, directors, officers, general partners, managing members, or beneficial owners holding twenty percent (20%) or more of the Issuer's outstanding voting equity securities, nor any other person covered by Rule 503 of Regulation Crowdfunding, is subject to a disqualifying event that would make the Issuer ineligible to rely on Regulation Crowdfunding. Rule 503 identifies a range of disqualifying events, including certain criminal convictions, court injunctions and restraining orders, certain final orders of specified regulators, certain SEC disciplinary orders, certain SEC cease-and-desist orders, suspension or expulsion from SRO membership, SEC stop orders, and false representation orders.

Annual Reports

The Issuer is required to file an annual report on Form C-AR with the SEC not later than one hundred twenty (120) days after the end of each fiscal year and to make that report available on its website. The Issuer will post its annual reports at: https://moonfive.tech. Termination requires Form C-TR within five business days after becoming eligible under the applicable termination condition.

The Issuer will continue to comply with the ongoing annual reporting requirements of Regulation Crowdfunding until one of the following occurs:

- the Issuer becomes subject to SEC reporting under Section 13(a) or Section 15(d) of the Exchange Act;
- the Issuer has filed at least one required annual report since its most recent sale of securities under Regulation Crowdfunding and has fewer than 300 holders of record;
- the Issuer has filed the required annual reports for at least the three most recent years since its most recent Regulation Crowdfunding securities sale and has total assets of $10,000,000 or less;
- the Issuer or another party repurchases all securities issued under Regulation Crowdfunding, including payment in full of all such debt securities or complete redemption of redeemable securities; or
- the Issuer liquidates or dissolves in accordance with applicable state law.

Intermediary Role and Compensation

Climatize Earth Securities LLC is the registered funding portal intermediary (SEC file no. 007-00360; CRD no. 317990; CIK 0001923174). Its ministerial functions include facilitating communications, platform recordkeeping, objective payment calculations and transmission of authorized payment instructions to designated third-party providers. It is not appointed as administrative agent, trustee, fiduciary, noteholder representative or enforcement agent, and does not hold or control investor funds.

Climatize is compensated by the Issuer as follows:

- a one-time origination fee equal to 5.50% of the total gross Offering Amount, payable at Closing; and
- a Servicing Fee equal to 0.50% per annum of original principal for the scheduled two-year term (1.00% in aggregate), deducted in full from gross proceeds and fully earned and nonrefundable at Closing. No additional stub-period charge is included.

These fees are payable by the Issuer, reduce the net proceeds available to the Issuer, and, to the extent unpaid, may be included in the Payment Waterfall.

Climatize's payment-processing and communication functions are ministerial and performed through the platform and designated third-party providers. The Issuer remains responsible for funding payments and reserves and complying with the Note. Climatize has no custody of investor funds, discretionary payment authority, administrative-agent appointment or noteholder-representative role.

Climatize has a financial interest in the completion of this Offering through its entitlement to the Origination Fee and Servicing Fee described above. These fees are paid by the Issuer from gross Offering proceeds and reduce the net proceeds available for the Issuer's business activities. Climatize's compensation does not expand its authority beyond the funding portal and ministerial functions described in the Offering Documents.

Additional Administrative and Setup Fees

Estimated setup fees are $500 for platform setup and $650 for escrow setup. No additional background checks are currently expected. The Issuer will handle its own filing; no filing or EDGAR preparation fee is included. Any additional required services and charges must be reflected in the final fee and proceeds disclosures.

Third-Party Costs and Expenses

The Issuer is responsible for actual third-party costs incurred in connection with the Offering and the administration of the Securities, including applicable accounting, legal, escrow, custody, payment-processing, and other disclosed service charges. Costs payable from gross Offering proceeds at Closing will reduce the net proceeds available to the Issuer and will be reflected in the final proceeds calculation. Ongoing charges will be payable as provided in the applicable agreements and Offering Documents.

No filing or EDGAR preparation fee is included in the current estimates because the Issuer will arrange its own filing, and no additional background-check costs are currently anticipated. If additional services become necessary, the related costs will be identified and reflected in the applicable fee and proceeds disclosures. Costs already included in the setup fees or other deductions will not be counted twice.

Third-party costs may be paid directly by the Issuer or advanced by Climatize or another service provider and reimbursed by the Issuer in accordance with the applicable agreements. The Issuer remains responsible for costs actually incurred on its behalf, whether or not the Offering closes.

Cancellation Fee

If the Issuer elects to cancel, terminate, or withdraw the Offering prior to Closing, or if the Offering otherwise does not close, the Issuer will remain responsible for:

- if the Offering is cancelled after execution of the Term Sheet but before launch, a cancellation fee of $2,500, plus all third-party costs and expenses incurred in connection with the Offering;
- if cancelled after launch but before Closing, a fee equal to the greater of (i) $2,500 or (ii) the sum of 5.00% and 0.50% of investor commitments received as of cancellation (5.50% of those commitments in total);
- documented third-party costs and any other authorized fees actually incurred and unpaid are payable once, without duplicating amounts already paid or included above;
- Cancellation fees and reimbursable costs are payable within thirty (30) days after cancellation unless otherwise agreed in writing. Actual costs are payable only once; amounts already paid or included in the foregoing charges will not be charged again.

These amounts are obligations of the Issuer only and do not reduce or otherwise affect investor funds, which will be returned in accordance with Regulation Crowdfunding requirements and applicable escrow or custody arrangements.

Compliance Failures

The Issuer represents that it has not previously failed to comply, in any material respect, with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding. Climatize has not independently verified this representation except through reasonable review of publicly available SEC filings and information provided by the Issuer.

Risk Factors

An investment in the Securities involves a high degree of risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, such authorities have not passed upon the accuracy or adequacy of this Form C.

The SEC does not pass upon the merits of any securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering materials. These Securities are offered pursuant to an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

Prospective Investors should carefully consider, among other things, the following risk factors before investing:

Speculative Investment; Possible Loss of Entire Investment

This Offering is speculative, illiquid, and involves substantial risk. The Issuer may never achieve the business, development, construction, financing, or revenue objectives contemplated at the time of this Offering. Investors may lose all or a substantial portion of their investment.

Grant Reimbursement Bridge Risk

The Securities provide bridge financing for implementation and administration of the REACH 3.0 grant program. Permitted expenditures include program overhead, administration, matching contributions and other program-related costs that may not be reimbursable. Only attributable grant receipts received on or after April 1, 2027, are subject to mandatory repayment; grant receipts attributable to other funding sources are not automatically available to repay this Note. Allocations depend on accurate expenditure, funding and claim records. Receipts received before April 1, 2027, may be recycled for program purposes without a retroactive catch-up payment. This delays principal reduction and may reduce funds available for repayment if recycled funds pay nonreimbursable costs. The grant’s 10% holdback delays part of the cash receipts until release conditions are satisfied. Nonreimbursable costs, disallowed claims, fees and other deductions may leave principal that must be repaid from other sources. Repayment therefore continues to depend on the Issuer’s liquidity and performance, and is not guaranteed by the grant.

Reimbursement Diversion and Allocation Risk

The Issuer is required to repay the Note from Allocated Reimbursements received on or after April 1, 2027, and may not recycle amounts required for repayment. The Issuer could misallocate or divert receipts or otherwise fail to make required payments. Other creditor claims may affect recovery. Climatize does not monitor grant spending or reimbursement receipts. Investors rely on the Issuer's performance of its payment obligations, and enforcement following a default may require time, expense and Investor action.

Earlier Repayment and Reinvestment Risk

Mandatory reimbursement repayments may return principal substantially before the end of the stated 24-month term. Interest accrues only on principal outstanding, so early repayment reduces total interest received. Investors may be unable to reinvest returned funds at a comparable rate. The upfront Servicing Fee remains fully earned and nonrefundable despite earlier repayment. Restrictions on recycling also reduce cash available for subsequent program activities and may increase the Issuer's need for other funding.

Pre-Construction / Development Stage Risk

The project or projects associated with the Issuer may remain in development or pre-construction at the time of the Offering. Development-stage renewable energy projects face heightened risks, including failure to achieve permitting milestones, interconnection approval, site control, financing close, procurement completion, contractor mobilization, notice to proceed, commercial operation, or other key milestones. Delays or failures in any of these areas may impair the Issuer's ability to repay the Note.

No Assurance of Construction or Completion

There can be no assurance that any contemplated renewable energy project will be constructed, completed on time, completed on budget, or completed at all. Cost overruns, contractor defaults, design issues, supply chain disruptions, labor shortages, weather events, regulatory delays, and other execution risks may materially impair project viability and the Issuer's repayment capacity.

Limited Operating History / Early-Stage Business Risk

The Issuer may have a limited operating history, limited revenues, limited assets, or a limited history managing projects of the type contemplated by this Offering. Early-stage and growth-stage businesses are subject to greater uncertainty than mature enterprises and may be more vulnerable to operational setbacks, delays, and capital shortages.

Issuer Liquidity Risk

The Issuer may have limited working capital and may rely on existing cash reserves, shareholder or affiliate support, customer payments, reimbursement proceeds, new financing, or future business performance to satisfy its obligations under the Note. Delays in securing follow-on capital or realizing expected revenues may impair the Issuer's ability to make interest payments, maintain reserves, make mandatory reimbursement repayments, or repay any remaining principal at maturity.

Refinancing and Take-Out Risk

Repayment depends on operating cash, conditional reimbursement receipts and any additional financing the Issuer obtains. No committed refinancing or dedicated source sufficient to repay the remaining principal

at maturity has been established as of the date of this Form C. The Offering does not assume tax-credit monetization, direct pay or bond proceeds as a repayment source. If operating cash and future financing are insufficient, Investors may experience default, restructuring or loss.

Payment Waterfall and Reserve Account Limitations

Except for mandatory reimbursement repayments and accompanying accrued interest, which are payable under "Repayment from Grant Reimbursements," payments are subject to the Payment Waterfall described in this Form C, including the priority of unpaid fees and costs and reserve replenishment before scheduled interest and principal. Fees already paid at Closing are not deducted again. The reserve initially equals one scheduled quarterly interest payment—approximately $10,478.75 at target or $12,625.00 at maximum—and must be replenished after use or deficiency. The reserve is not perfected collateral, may be depleted and does not assure timely payment or full recovery. Insufficient available funds may delay payments and result in default under the Note.

Dependence on Future Revenues, Savings, or Reimbursements

Expected charging revenue, hardware and installation receipts, and grant reimbursements may be delayed, reduced or insufficient to cover operating costs and debt service. Reimbursement of costs already paid is not equivalent to profit or unrestricted cash available for debt repayment. Amounts contractually required for repayment cannot be used for continued deployment after April 1, 2027. Grant restrictions, matching requirements, retention and other creditor claims may limit available liquidity.

Regulatory and Incentive Risk

Renewable energy projects are sensitive to federal, state, and local laws, regulations, and incentive programs, including those relating to tax credits, direct pay, grants, interconnection, net metering, energy storage rules, utility tariffs, building code compliance, and environmental review. Changes in law, agency guidance, eligibility requirements, program funding, or administrative interpretation may adversely affect project economics, timing, or feasibility.

Interconnection and Utility Risk

Project viability may depend on obtaining interconnection approval, utility cooperation, utility study completion, service upgrades, or utility-side construction. Interconnection delays, cost increases, denial of service, curtailment, grid constraints, or changes in utility policy may impair project completion and expected project economics.

Permitting, Site Control, and Real Estate Risk

The Issuer may depend on permits, land use approvals, easements, leases, licenses, property access rights, roof rights, host-site agreements, or other site control arrangements. Failure to obtain, maintain, or enforce such rights may materially impair project development, increase costs, or prevent completion.

Procurement and Supply Chain Risk

Deployment depends on timely procurement of EV chargers, electrical equipment, control systems and related components. Equipment delays, shortages, defects, shipping disruptions, tariffs or price increases may increase deployment costs or prevent completion within grant deadlines.

Contractor and Counterparty Risk

The Issuer may depend on developers, EPC contractors, subcontractors, consultants, tax advisers, accountants, host customers, utilities, suppliers, financing counterparties, and other third parties. If any such party fails to perform, becomes insolvent, disputes obligations, or defaults under its agreements, the Issuer may suffer losses or delays that impair repayment of the Note.

Grant Eligibility and Reimbursement Risk

Although the Issuer has begun receiving reimbursements under the CEC REACH 3.0 grant, future payments remain subject to compliance with the grant agreement. The Issuer must incur and document eligible costs, satisfy matching-fund requirements, and meet applicable installation, operating, data collection, and reporting obligations. Previously approved claims do not ensure approval of subsequent claims.

Payment delays, disallowed costs, or failure to satisfy grant requirements could reduce available funding, require the return of amounts previously received, or increase the Issuer’s need for additional capital. These events could delay deployments and impair the Issuer’s ability to make payments on the Note. The grant does not guarantee repayment of the Securities, and Investors have no direct claim against the CEC for grant reimbursements. The Issuer’s separate contractual obligation to make mandatory repayment applies to Allocated Reimbursements actually received on or after April 1, 2027, including the attributable portion of the grant holdback when released and received. No repayment of an unreleased holdback is triggered merely because the underlying cost or claim has been approved; the Issuer’s other payment obligations and maturity remain unchanged.

Deployment and Grant Timing Risk

Management has identified March 31, 2027, as its installation objective to permit a year of operating data before the stated March 31, 2028, grant end date. Permitting, site access, equipment, installation or reimbursement delays could prevent the Issuer from meeting that timetable. Any extension or site substitution requires applicable approval and is not assumed.

Customer, Offtaker, and Host Risk

Where project repayment depends on a host customer, offtaker, site owner, or other operating counterparty, deterioration in that party’s creditworthiness, operating condition, willingness to proceed, or contractual compliance may adversely affect repayment. Public, nonprofit, or institutional hosts may also be subject to procurement, governance, or budgetary constraints that delay or impair project execution.

No Assurance of Profits or Positive Cash Flow

The Issuer may not generate sufficient revenues, margins, or cash flow to support debt service. Even if a project is completed, the Issuer may still experience operating losses, low liquidity, or inability to refinance or repay the Note.

Subordination and Future Debt Risk

The Note is not contractually subordinated at issuance unless expressly disclosed. Future subordination is subject to the Note and its applicable Investor consent requirements. Any approved senior financing could adversely affect payment priority and Investor recovery. Climatize is not an administrative agent and is not authorized by this Offering to execute subordination or intercreditor agreements on behalf of Investors.

Collateral and Recovery Risk

Any collateral or credit support described in this Form C may be limited, contingent, difficult to perfect, difficult to value, illiquid, or costly and time-consuming to enforce. The Payment Reserve Account itself may provide only limited contractual credit support and, unless expressly stated otherwise in this Form C and the related exhibits, does not by itself provide Investors with a perfected security interest or account control rights. In a default or enforcement scenario, the proceeds realized from collateral or other credit support may be insufficient to repay the Note in full, and Investors may recover only a portion of their investment or nothing at all.

Bankruptcy and Insolvency Risk

If the Issuer becomes insolvent, enters bankruptcy, becomes subject to receivership, or otherwise experiences financial distress, payments on the Note may be delayed, reduced, restructured, or discharged. Investor rights may become subject to bankruptcy court orders, automatic stay restrictions, priority rules, and other insolvency-law limitations.

Change of Control Risk

A Change of Control may accelerate all outstanding principal and accrued interest unless the transaction qualifies as a Permitted Change of Control or Investors approve alternative treatment. The Issuer may seek equity financing, SAFE conversions, strategic investment, or a sale or merger. If acceleration is triggered when the Issuer lacks sufficient liquidity, Investors may experience delay, restructuring, or loss. An ordinary-course financing or internal transaction will not necessarily constitute a Change of Control under the Note.

Key Personnel Risk

The Issuer’s success may depend heavily on the efforts, judgment, relationships, and continued service of its founders, executives, and other key personnel. The loss, unavailability, or reduced involvement of key personnel could delay development milestones, impair financing efforts, disrupt operations, or reduce the Issuer’s ability to repay the Note.

Conflicts of Interest Risk

The Issuer’s officers, directors, managers, owners, or affiliates may have interests that differ from those of Investors. Such parties may be involved in related-party transactions, affiliated financings, project development arrangements, contractor relationships, or strategic decisions that create actual or perceived conflicts of interest.

Limited Investor Rights

Investors are creditors and not equity holders. Investors do not receive equity ownership, governance rights, residual upside, or voting control over the Issuer’s operations, except for limited consent rights expressly described in this Form C. In a default, restructuring, insolvency, or workout, Investor remedies may be limited by the terms of the Note, the Payment Waterfall, applicable law, and the practical ability to enforce claims.

No Equity Participation

Investors are entitled only to the contractual debt service provided under the Note. Investors do not benefit from increases in the value of the Issuer, appreciation in project value, sale proceeds above debt repayment, or long-term enterprise upside, except to the extent expressly stated in this Form C.

Crowdfunding Transfer Limitations; Illiquidity

This Offering is made pursuant to Regulation Crowdfunding, which restricts transfers of the Securities during the one-year period following issuance except in limited circumstances permitted by law. Even after that period, there is no public trading market for the Securities, and none is expected to develop. Investors should be prepared to hold the Note until maturity or other resolution.

No Assurance of Timely Enforcement

In the event of default, enforcement may require Investor consent, legal proceedings, third-party coordination, expense, and time. Even if Investors possess legal rights, practical enforcement may be delayed, costly, or ineffective.

Investors may elect an Investor Representative following a continuing Event of Default, but no Investor is obligated to serve or fund enforcement. The representative may have interests that differ from those of other Investors. Obtaining required consents, engaging counsel, and funding proceedings may delay enforcement, and appointment does not assure recovery.

Reliance on Estimates and Forward-Looking Information

This Form C may contain estimates, projections, assumptions, budgets, development timelines, tax assumptions, expected funding sources, and anticipated repayment scenarios. Such forward-looking information is inherently uncertain and may prove materially inaccurate. Actual results may differ materially from any such estimates or projections.

Risks Related to Future Offerings

The Issuer may seek additional debt or equity financing in the future. Such financing may dilute existing support for the Issuer, increase leverage, impose additional restrictions, or reduce the funds available to repay the Note. There can be no assurance that future financing will be available on favorable terms or at all.

General Economic and Market Risk

General economic conditions, inflation, rising interest rates, recession, supply chain instability, labor shortages, commodity price volatility, utility-market changes, and disruptions in capital markets may adversely affect the Issuer, the project, the renewable energy sector, and the Issuer's ability to repay the Note.

Natural Disaster, Force Majeure, and Casualty Risk

Weather events, fire, flood, earthquake, storm damage, casualty losses, pandemics, labor disruptions, acts of war, terrorism, cyber events, governmental shutdowns, and other force majeure events may delay development, impair operations, increase costs, or reduce expected repayment capacity.

Cybersecurity and Data Risk

The Issuer and its service providers may rely on digital systems, financial systems, project data, and third-party software platforms. Cyberattacks, data breaches, ransomware events, system failures, and technology disruptions may impair operations, delay payments, expose the Issuer to liability, or increase costs.

Exhibit A – Promissory Note

The Promissory Note for EV Charging for Renters is incorporated by reference into this Form C and governs Investor rights and obligations under the Offering. It is attached or otherwise made available upon request.

Exhibit B – Term Sheet

The Term Sheet for EV Charging for Renters is incorporated by reference into this Form C and governs Investor rights and obligations under the Offering in accordance with its terms. It is attached or otherwise made available upon request.

Appendix 1 – Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Issuer is conducting this Offering through Climatize Earth Securities LLC ("Climatize"), an SEC-registered funding portal and member of FINRA, in accordance with Regulation Crowdfunding. Securities will be issued and delivered electronically through the platform and related recordkeeping systems used for the Offering.

Remuneration for Climatize

Climatize will receive compensation from the Issuer in connection with this Offering as follows:

- an Origination Fee equal to 5.50% of the gross Offering Amount raised, payable to Climatize at Closing; and
- a Servicing Fee equal to 0.50% per annum of original principal for the scheduled two-year term (1.00% in aggregate), deducted in full from gross proceeds and fully earned and nonrefundable at Closing. No additional stub-period charge is included. The fee does not expand Climatize's limited ministerial role.

The Issuer also pays estimated platform setup costs of $500 and escrow setup costs of $650, plus any other actual costs disclosed in this Form C. No filing or EDGAR preparation fee or additional background-check cost is included in the current estimate.

Investing Process

To invest in the Offering, an Investor must open an account with Climatize and complete identity verification, know-your-customer ("KYC"), anti-money laundering ("AML"), and other compliance procedures required by law or platform policy. These procedures are performed as part of the investment process.

Investors must be at least eighteen (18) years of age to invest. Climatize will collect certain personal information from Investors in order to satisfy legal, regulatory, and compliance requirements. Non-U.S. persons or residents of certain jurisdictions may be restricted from participating in the Offering based on applicable law or platform policy.

Investor funds will be held in escrow or other compliant transaction accounts established for the Offering through the applicable third-party financial institution and related service providers designated for the Offering.

Additional information is available at: https://www.climatize.earth/educational-materials/.

Progress during an Offering

Climatize will display information regarding Offering progress and status on the Offering page for the Offering. Investors may also be able to submit questions to the Issuer through the communication tools made available on the platform.

Climatize will notify Investors when the Target Offering Amount has been met and provide required notices concerning material changes, revised deadlines and cancellations. Other Offering updates may be delivered through the platform or by email.

Target Offering Amount and Maximum Offering Amount

The Target Offering Amount is $415,000 and the Maximum Offering Amount is $500,000, each measured in gross proceeds before fees, costs and reserve funding.

If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the Offering deadline, the Offering will be canceled, no Securities will be issued, investor funds will be returned without interest or deduction, and the Issuer will not receive any Offering proceeds.

If the Issuer receives commitments up to the Maximum Offering Amount, no additional commitments will be accepted unless the Offering is amended in accordance with applicable law.

Cancellation Rights

Investors may cancel an investment commitment for any reason until forty-eight (48) hours prior to the Offering deadline.

A material change requires notice and reconfirmation within five business days after receipt of the notice. If an Investor does not reconfirm, the commitment will be cancelled, with cancellation notice and direction of refund within the following five business days. A deadline extension will be made where required to allow the full reconfirmation period. If an Investor does not timely reconfirm after a material change, that Investor's commitment will be canceled and any funds previously debited will be returned without interest or deduction.

If the Target Offering Amount is not met by the Offering deadline, the Offering will be canceled, all investor funds will be returned, and no Securities will be issued.

Investment cancellations and reconfirmations must be submitted through the Investor's Climatize account or through such other processes as Climatize may designate for the Offering. To cancel:

1. Go to your Home Page on the Climatize platform.
2. Find the project in the "My Projects" list.
3. Click on the project, view your investment amount, and select "Cancel Investment".
4. Once canceled, Climatize will initiate a refund to your linked account.

For assistance, contact support@climatize.earth.

Early Closing

If the Issuer reaches the Target Offering Amount and otherwise satisfies the conditions for an early closing under Regulation Crowdfunding and platform procedures, the Issuer may elect to close the Offering before the original Offering deadline.

Early Closing requires at least 21 days of public availability and at least five business days' notice of the revised deadline. The notice must explain cancellation rights through 48 hours before that deadline and whether commitments will be accepted during the final 48 hours. The Target Offering Amount must still be met at the revised deadline.

Material Changes

The material-change and five-business-day reconfirmation procedures described above apply throughout the Offering. Where required, the deadline will be extended so Investors have the full reconfirmation period. If the Offering is not completed, the intermediary must notify Investors, direct refunds and prevent further commitments within five business days. Investor refunds will not be reduced by Issuer fees.

Oversubscribed

If investor commitments exceed the Target Offering Amount and the Offering remains open, the Issuer may continue to accept commitments up to the Maximum Offering Amount. Oversubscriptions above Target Offering Amount will be accepted on a first-come, first-served basis up to the Maximum Offering Amount, subject to cancellation and reconfirmation rights. Commitments beyond the maximum will not be accepted; any excess funds received will be returned. The maximum may be increased only through a compliant amendment and required notices.

The Issuer is not obligated to accept commitments in excess of the Maximum Offering Amount.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Securities offered hereby generally may not be transferred by any purchaser during the one-year period beginning on the date the Securities were issued unless the Securities are transferred:

1. to the Issuer;
2. to an accredited investor;
3. as part of an offering registered with the SEC;
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a family member of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance; or
5. as otherwise permitted by Regulation Crowdfunding or other applicable law.

Transfers After the One-Year Restricted Period

After the expiration of the applicable one-year restricted period, transfers of the Securities will remain subject to applicable securities laws, the terms of the Securities, the procedures established by the Issuer and Climatize for recognizing transfers, and any transfer conditions expressly described in this Form C and the related Offering documents.

The Issuer may require reasonable evidence that any proposed transfer complies with applicable law and the terms of the Offering before recognizing such transfer on its books and records.

Appendix 2 – Illustrative Loan Repayment Schedule

This Appendix illustrates the Note using the Target Offering Amount and Maximum Offering Amount stated in "Terms of the Offering" in this Form C.

These schedules are provided for informational and illustrative purposes only and show a no-early-repayment comparison, not expected payment timing under the grant reimbursement bridge. Mandatory repayments depend on Allocated Reimbursements actually received on or after April 1, 2027, and will reduce outstanding principal and subsequent interest. The illustrated full-term interest is not assured.

The schedules presented herein are based on the following simplifying assumptions:

- The full applicable Offering Amount (Target or Maximum) is raised and funded in a single Closing
- All Investors have the same Funding Date
- Interest accrues on a simple, non-compounding basis at the stated Interest Rate
- Scheduled quarterly interest payments are equalized for illustrative purposes
- No Allocated Reimbursements triggering mandatory repayment are received on or after April 1, 2027, and no prepayments, defaults, or modifications occur during the term of the Note

Actual payments may differ materially from the schedules presented herein due to, among other factors:

- The actual date of the single Closing and common Funding Date
- The length of the common Initial Stub Period
- Actual/365 day-count interest accrual methodology
- Variations in the number of days per accrual period
- Mandatory reimbursement repayments, voluntary prepayments, defaults, or other changes to the Note

In the event of any inconsistency between this Appendix, the Note, the Term Sheet, or this Form C, the Note and this Form C shall control in accordance with their respective terms.

1. Illustrative Offering Economics Without Earlier Repayment

Metric	Target	Maximum
Gross Proceeds	$415,000	$500,000
Interest Rate	10.1%	10.1%
Term (months, excluding stub)	24	24
Maturity Date	the date 24 months after the Initial Payment Date	the date 24 months after the Initial Payment Date
Quarterly Payment (Illustrative)	$10,478.75	$12,625.00
24-month interest (excluding stub)	$83,830.00	$101,000.00
Total Principal Paid	$415,000.00	$500,000.00
24-month payments (excluding stub)	$498,830.00	$601,000.00

2. Use of Proceeds & Fee Structure (Illustrative)

Item	Target ($)	Maximum ($)
Gross Proceeds	$415,000	$500,000
Origination Fee (5.50%)	$22,825.00	$27,500.00
Servicing Fee (1.00% upfront for the 24-month term; no additional stub charge)	$4,150.00	$5,000.00
Payment Reserve (one Quarter)	$10,478.75	$12,625.00
Platform and escrow setup costs	$1,150.00	$1,150.00
Net Proceeds to Issuer	$376,396.25	$453,725.00

3. Illustrative Payment Schedule Without Earlier Repayment

Payment Period	Target ($)	Maximum ($)
Initial Stub Interest	$415,000 × 10.1% × actual stub days ÷ 365	$500,000 × 10.1% × actual stub days ÷ 365
Quarterly - Interest Only	$10,478.75	$12,625.00
Final Payment - Interest + Principal	$425,478.75	$512,625.00

The tables use eight equal quarter-year interest periods solely for illustration. The 24-month term begins on the Initial Payment Date and excludes the Initial Stub Period. Illustrated interest and total payments for that 24-month term exclude additional stub interest. Without principal repayments during the stub, stub interest equals principal multiplied by 10.1% multiplied by actual stub days divided by 365 and is payable on the Initial Payment Date. Actual/365 calculations, including any leap day, may cause actual regular-term interest to differ from the equal-quarter illustrations. If principal is repaid during any period, interest is calculated separately on each outstanding balance for its actual accrual days. Mandatory principal repayments apply to Allocated Reimbursements actually received on or after April 1, 2027, including attributable holdback releases when received, and are additional to quarterly interest payments; the scheduled final principal payment is reduced by prior repayments. Actual payment dates and amounts depend on the Funding Date and subsequent reimbursement receipts and repayments.

4. Illustrative Investor Example Without Earlier Repayment ($10,000 Investment)

Metric	Amount ($)
Investment Amount	$10,000
Quarterly Payment	$252.50
24-month interest (excluding stub)	$2,020.00
Cash received (excluding stub)	$12,020.00

Appendix 3 – Financial Statements

The financial statements and independent auditor's report are provided with the Offering materials.

Moon Five Technologies Inc.

Financial Statements (Audited)

Years Ended December 31, 2025 and 2024

Moon Five Technologies Inc.
Index
December 31, 2025 and 2024

Page(s)

SHAZAIB ABBASI, CPA

CERTIFIED PUBLIC ACCOUNTANT

101 Bar Harbour Rd, Schaumburg, IL, 60193 – 773-230-0099

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Moon Five Technologies Inc.
Berkeley, California

Opinion

We have audited the financial statements of Moon Five Technologies Inc. (the "Company"), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred recurring losses from operations, has limited liquidity, and is dependent on continued external financing to sustain its operations. These conditions, considered in the aggregate, raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not

detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Shazaib Abbasi

Shazaib Abbasi, CPA
Illinois#065.059367
September 08, 2026

Moon Five Technologies Inc.
Statement of Financial Position
As at December 31, 2025 and 2024

	2025	2024
Assets		
Current assets		
Cash and cash equivalents	249,331	31,204
Prepaid expenses	7,206	285
Inventory	49,383	16,275
Total current assets	**305,921**	**47,763**
Non-current assets		
Property and equipment, net	12,854	2,594
Right-of-use asset - operating lease	60,240	-
Security deposits	11,070	-
Vendor deposits	12,000	12,000
Total non-current assets	**96,165**	**14,594**
Total assets	**402,085**	**62,357**
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	33,229	27,064
Credit cards payable	28,927	-
Accrued expenses	48,752	16,735
Operating lease liability - current	50,746	-
Total current liabilities	**161,654**	**43,799**
Operating lease liability - non-current	9,494	-
Total liabilities	**171,148**	**43,799**
Stockholders' equity		
Shareholder contribution	195,049	104,362
Simple agreements for future equity	1,455,000	130,000
Additional paid-in capital	6,152	-
Additional paid-in capital - options	4,456	-
Additional paid-in capital - warrants	3,068	1,025
Preferred stock	468	-
Accumulated deficit	(1,433,256)	(216,829)
Total stockholders' equity	**230,937**	**18,559**

The accompanying notes are an integral part of the financial statements.

Moon Five Technologies Inc.
Statement of Operations
Year Ended December 31, 2025 and 2024

	2025	2024
Revenue	78,268	-
Cost of revenue	34,145	-
Gross profit	**44,123**	**-**
Operating expenses		
Payroll and benefits	534,675	1,630
Research and development	132,118	20,386
Professional and consulting fees	488,586	150,026
Sales and marketing	4,093	4,143
Travel	14,009	9,473
Facilities and rent	29,522	2,594
General and administrative	59,480	15,697
Total operating expenses	**1,262,482**	**203,947**
Loss from operations	**(1,218,359)**	**(203,947)**
Other income (expense)		
Other income	6,807	-
Depreciation expense	(3,567)	(1,048)
Other taxes and expenses	(1,307)	(693)
Total other income (expense), net	**1,933**	**(1,741)**
Net loss	**(1,216,427)**	**(205,688)**

The accompanying notes are an integral part of the financial statements.

Moon Five Technologies Inc.
Statements of Changes in Stockholders' Equity
Year Ended December 31, 2025 and 2024

	Shareholder contribution	paid-in capital	APIC - options	APIC - warrants	Preferred stock	SAFE notes	Accumulated deficit	Total
Balances at January 1, 2024	**20,000**	**-**	**-**		**-**	**-**	**(11,141)**	**8,859**
Founder contributions during the year	84,362	-	-		-	-	-	84,362
APIC-warrants	-	-	-	1,025	-	-	-	
Issuance of SAFE notes	-	-	-		-	130,000	-	130,000
Net loss for the year	-	-	-		-	-	(205,688)	(205,688)
Balances at December 31, 2024	**104,362**	**-**	**-**	**1,025**	**-**	**130,000**	**(216,829)**	**18,558**
Founder contributions during the year	90,687	-	-	2,043	-	-	-	92,729
Issuance of common stock and capital	-	6,152	-	-	468	-	-	6,620
Stock-based compensation - options	-	-	4,456	-	-	-	-	4,456
Issuance of SAFE notes	-	-	-	-	-	1,325,000	-	1,325,000
Net loss for the year	-	-	-	-	-	-	(1,216,427)	(1,216,427)
Balances at December 31, 2025	**195,049**	**6,152**	**4,456**	**3,068**	**468**	**1,455,000**	**(1,433,256)**	**230,937**

The accompanying notes are an integral part of the financial statements.

Moon Five Technologies Inc.
Statements of Cash Flows
Years Ended December 31, 2025 and 2024

	2025	**2024**
Cash flows from operating activities		
Net loss	(1,216,427)	(205,688)
Adjustments to reconcile net loss to net cash:		
Depreciation	3,567	1,048
Stock-based compensation	7,610	1,025
Changes in operating assets and liabilities:		
Prepaid expenses	(6,921)	763
Inventory	(33,109)	(16,275)
Accounts payable	6,165	27,064
Credit cards payable	28,927	-
Accrued expenses	32,017	16,735
Net cash used in operating activities	**(1,178,171)**	**(175,328)**
Cash flows from investing activities		
Purchases of property and equipment	(13,827)	(3,642)
Security deposits paid	(11,070)	-
Vendor deposits paid	-	(12,000)
Net cash used in investing activities	**(24,897)**	**(15,642)**
Cash flows from financing activities		
Proceeds from issuance of SAFE notes	1,325,000	130,000
Founder capital contributions	90,687	84,362
Proceeds from issuance of stock, net of non-cash equity [TBC]	5,509	-
Net cash provided by financing activities	**1,421,195**	**214,362**
Net change in cash and cash equivalents	**218,127**	**23,393**
Cash and cash equivalents, beginning of year	31,204	7,811
Cash and cash equivalents, end of year	**249,331**	**31,204**
Supplemental disclosure of non-cash activity		
Right-of-use asset obtained in exchange for operating lease liability	60,240	-

The accompanying notes are an integral part of the financial statements.

NOTE 1 — NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Moon Five Technologies Inc. (the "Company") is a Delaware C-corporation incorporated on June 27, 2023. The Company designs and develops dedicated electric vehicle charging hardware for apartment buildings and rental properties, together with an associated software-as-a-service platform, with an initial focus on the California market.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's fiscal year ends on December 31.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Significant estimates include the fair value of stock-based compensation, the grant-date fair value of the Company's common stock, the classification of SAFE notes under FASB ASC 480, the net realizable value of inventory, the incremental borrowing rate applied to the Company's operating lease, and the going-concern assessment. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents include balances held in a treasury money market program at Mercury; such balances are not insured by the FDIC.

Inventory

Inventory consists of finished-goods electric vehicle charging hardware held for sale and installation. Inventory is stated at the lower of cost and net realizable value, with cost determined on a first-in, first-out basis. The Company assesses inventory for excess and obsolete items at each reporting date and records write-downs when the net realizable value of inventory falls below its carrying amount. See Note 5.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation, computed using the straight-line method over estimated useful lives of three to five years. Leasehold improvements are depreciated over the shorter of their estimated useful lives and the related lease term. Property and equipment consists of computer equipment and leasehold improvements with an aggregate net carrying value of $12,854 at December 31, 2025 ($2,594 at December 31, 2024). See Note 6.

Leases

The Company accounts for leases under FASB ASC 842. At the commencement of a lease with a term greater than twelve months, the Company recognizes a right-of-use asset and a corresponding lease liability measured at the present value of the remaining lease payments, discounted at the Company's incremental borrowing rate. Operating lease cost is recognized on a straight-line basis over the lease term. The Company has elected the short-term lease practical expedient and recognizes payments on leases with an initial term of twelve months or less as expense as incurred. See Note 7.

Revenue recognition

The Company recognizes revenue under FASB ASC 606. Hardware and installation revenue is recognized at the point in time control transfers to the customer upon delivery and installation acceptance. Grant revenue is recognized as milestones are achieved and accepted by the grantor. See Note 10.

Research and development

Research and development costs are expensed as incurred under FASB ASC 730.

Stock-based compensation

The Company accounts for stock-based compensation under FASB ASC 718. Awards are measured at grant-date fair value and recognized as expense over the requisite service period. Option grants are valued using the Black-Scholes option pricing model. Awards granted to non-employees in exchange for services are measured and recognized on the same basis. Forfeitures are recognized as they occur. Where an award replaces a previously issued award that has been rescinded, the transaction is accounted for as a modification under FASB ASC 718-20-35. See Note 9.

SAFE notes

The Company has issued Simple Agreements for Future Equity ("SAFEs"). Eleven of the twelve SAFEs outstanding at December 31, 2025 were issued under the Carta Pre-Money SAFE template; the remaining SAFE was issued on a custom template with terms that differ from the Carta form (see Note 4). The Carta templates provides at Section 9(g) that the SAFE is intended for U.S. federal and state income tax purposes to be characterized as common stock for purposes of Internal Revenue Code Section 1202 and related provisions. The Company has evaluated each SAFE under FASB ASC 480 and concluded that the instruments do not meet the criteria for liability classification because settlement is contingent on events that are not certain to occur, the instruments have no fixed maturity, and the monetary value at settlement is not predominantly fixed. In reaching this conclusion, the Company also considered the provisions of each SAFE that entitle the holder, on a liquidity event or a dissolution event, to receive the greater of the original purchase amount or a converted amount, and concluded that neither event is certain to occur and that the Company is therefore not unconditionally obligated to transfer assets. SAFEs are presented as a separate component of stockholders' equity. See Note 4.

Income taxes

The Company accounts for income taxes under the asset and liability method. A valuation allowance is recorded against deferred tax assets when realization is not more likely than not. See Note 13.

NOTE 3 — GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

The Company has incurred recurring losses from operations and has limited liquidity. For the year ended December 31, 2025, the Company reported a net loss of $1,214,893 and used $1,178,171 of cash in operations. As of December 31, 2025, the Company had cash and cash equivalents of $249,331 and an accumulated deficit of $1,430,696. Operations have been funded principally by SAFE financings and capital contributions from the Company's founder and Chief Executive Officer.

These conditions, considered in the aggregate, raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are available to be issued.

Management's plans to address these conditions include closing additional bridge SAFE financing, closing a priced equity round, invoicing under the California Energy Commission REACH 3.0 grant (invoicing commenced in April 2026), the Regulation Crowdfunding offering completed through the Climatize platform in May 2026 (see Note 14), continued capital contributions from the founder, and cost reduction measures. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4 — SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFEs)

As of December 31, 2025, the Company had 12 SAFEs outstanding totaling $1,455,000 (10 SAFEs outstanding totaling $130,000 at December 31, 2024). Eleven of the twelve SAFEs were issued under the Carta Pre-Money SAFE template at a $6,000,000 valuation cap with no discount and no most-favored-nation ("MFN") provision; these SAFEs aggregate $155,000.

The remaining SAFE, in the principal amount of $1,300,000, was issued to Adam Winkel on a custom template and was funded on or about May 23, 2025. It carries a discount rate of 80% (equivalent to a 20% discount), has no valuation cap, and includes an MFN amendment provision under which the Company must notify the holder, and the holder may elect to adopt the terms of, any subsequent convertible security issued on more favorable terms.

Each SAFE provides for automatic conversion into the Company's capital stock upon a qualified financing. On a liquidity event, the holder is entitled to the greater of the original purchase amount or the amount payable on the number of common shares determined by reference to the liquidity price; on a dissolution event, the holder is entitled to the original purchase amount, in each case subject to the liquidation priority set out in the instrument, under which the SAFEs rank senior to common stock and junior to outstanding indebtedness. Each SAFE terminates on conversion or on payment of the amounts described above. Settlement is contingent on the occurrence of one of these events, none of which is certain to occur. The Company has evaluated each SAFE under FASB ASC 480 (see Note 2) and presents the SAFEs as a component of stockholders' equity.

NOTE 5 — INVENTORY

Inventory consists of finished-goods electric vehicle charging hardware of $49,383 at December 31, 2025 ($16,275 at December 31, 2024). No write-downs to net realizable value were recorded during the years presented.

NOTE 6 — PROPERTY AND EQUIPMENT

Property and equipment consists of computer equipment of $3,642 at December 31, 2025 and 2024, and leasehold improvements of $13,827 at December 31, 2025 (none at December 31, 2024). Accumulated depreciation was $4,615 and $1,048 at December 31, 2025 and 2024, respectively. Depreciation expense for the years ended December 31, 2025 and 2024 was $3,567 and $1,048, respectively.

NOTE 7 — LEASES

During 2025 the Company entered into an operating lease for 1360 5th Street, Berkeley, CA 94710 commencing 9/8/2025 for 18 months, ending on 2/15/2027. At December 31, 2025, the Company carried a

right-of-use asset of $60,240 and operating lease liabilities of $60,240, of which $50,746 is classified as current and $9,494 as non-current. The lease liability was measured using an incremental borrowing rate of 4.24%, and the remaining lease term at December 31, 2025 was 14 months.

The Company also leases storage space on a month-to-month basis, for which it applies the short-term lease practical expedient under FASB ASC 842 and recognizes payments as expense as incurred. Total rent and lease expense for the years ended December 31, 2025 and 2024 was $25,488 and $555, respectively.

NOTE 8 — STOCKHOLDERS' EQUITY

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.0001 per share. The Company has not authorized any shares of preferred stock. The number of shares of common stock issued and outstanding at December 31, 2025 was 8,066,156(6,000,000 at December 31, 2024).

The Company's common stock has not historically been recorded at par value plus additional paid-in capital in the general ledger; common stock issued to the founder for nominal consideration has not been reflected on the balance sheet, and common stock issued to advisors as compensation is reflected in stock-based compensation and additional paid-in capital.

The balance sheet at December 31, 2025 includes an amount of $468 recorded as preferred stock.

Option exercises

During the year ended December 31, 2025, holders exercised 103,394 options at an exercise price of $0.0148 per share for total cash consideration of $1,530, comprising $1,480 received on November 17, 2025 and $50 received on December 24, 2025. See Note 9 and Note 14.

Founder capital contributions

Stephan Andrew Ng, the Company's founder and Chief Executive Officer, has periodically advanced cash to fund the Company's operating expenses. These advances are not documented by promissory note, do not bear interest, and have no specified repayment terms; they are presented as a separate component of stockholders' equity. Cumulative founder capital contributions were $195,049 at December 31, 2025 ($104,362 at December 31, 2024). Contributions comprise cash deposited to the Company's bank accounts and Company expenses settled personally by the founder, the latter amounting to $587 in 2025 and $18,062 in 2024, which are non-cash transactions for purposes of the statements of cash flows.

NOTE 9 — STOCK-BASED COMPENSATION

The Company grants equity awards under the Moon Five Technologies Inc. 2023 Stock Option and Grant Plan (the "Plan"), which was adopted by the Company's board of directors on September 6, 2023. The Plan authorizes the grant of incentive stock options, non-qualified stock options, restricted stock awards, unrestricted stock awards and restricted stock units to officers, employees, directors, consultants and other key persons of the Company.

During 2025, the Company granted 12 stock options covering an aggregate of 937,725 shares at an exercise price of $0.0148 per share. Nine grants were made on July 8, 2025 covering 555,082 shares and three grants were made on November 19, 2025 covering 382,643 shares. A number of the July 2025 grants vested in full on the date of grant; the remainder vest in equal monthly installments over the applicable service period.

NOTE 10 — REVENUE AND CONCENTRATIONS

Revenue for the year ended December 31, 2025 was $78,268 and consisted of hardware and installation revenue from Davis Stirling Management Group, recognized at a point in time, and grant funding from the Los Angeles Cleantech Incubator, recognized as milestones were achieved. The Company had no revenue in 2024.

Customer concentration

Two customers accounted for substantially all of the Company's 2025 revenue: Davis Stirling Management Group at approximately 61% and the Los Angeles Cleantech Incubator at approximately 38%.

SAFE investor concentration

At December 31, 2025, one SAFE holder, Adam Winkel, held a SAFE in the principal amount of $1,300,000, representing 89% of the aggregate SAFE balance. The Winkel SAFE includes a 20% discount and a most-favored-nation provision but no valuation cap, which differs from the terms of the Company's other SAFEs (see Note 4).

Concentration of credit risk on cash

The Company maintains its cash with reputable financial institutions; balances may at times exceed federally insured limits. Money market fund balances at Mercury Treasury are not FDIC-insured.

NOTE 11 — RELATED PARTY TRANSACTIONS

Stephan Andrew Ng is the Company's founder, sole director, Chief Executive Officer, and controlling shareholder, holding 7,896,770 shares (78.97% on a fully-diluted basis). The Company's additional officers as of December 31, 2025 are Lynne Wander (Chief Operations Officer), Chase Estrin (Chief of Staff), and Marco Sotela (Chief Deployment Officer). These individuals are related parties of the Company under FASB ASC 850-10-20.

Material related party transactions during the periods presented include: cumulative founder capital contributions of $195,049 at December 31, 2025 ($104,362 at December 31, 2024) (see Note 8); the issuance of common stock and stock options to officers and the founder (see Notes 8 and 9); and the issuance of 169,386 shares of common stock to five advisors as compensation for advisory services on July 8, 2025.

NOTE 12 — COMMITMENTS AND CONTINGENCIES

California Energy Commission REACH 3.0 grant

On October 8, 2025, the Company entered into Grant Agreement ZVI-25-004 with the California Energy Commission under the REACH 3.0 program. The agreement provides for reimbursement of eligible project costs up to $3,413,480 over the term of the agreement (October 8, 2025 through March 31, 2028) and requires the Company to provide matching funds of not less than $379,276 over the grant period. Although the grant agreement was signed in October 2025, the Company was only able to start submitting invoices for reimbursement in mid-April 2026. Failure to comply with grant terms could result in the disallowance of reimbursements or recoupment of amounts previously disbursed.

Leases

The Company's lease commitments are described in Note 7.

Legal proceedings

Management is not aware of any pending or threatened litigation, claims, or assessments that would have a material adverse effect on the Company.

NOTE 13 — INCOME TAXES

No federal or state income tax provision has been recorded for the years ended December 31, 2025 or 2024 because the Company has incurred operating losses in both periods. The Company is subject to the California minimum franchise tax, which is included in other taxes and expenses.

Federal net operating losses may generally be carried forward indefinitely (subject to an 80% taxable-income limitation), and California net operating losses generally expire 20 years after the tax year of origin. Utilization of net operating loss carryforwards may be subject to annual limitations under Internal Revenue Code Section 382 in the event of a change in ownership. A full valuation allowance has been recorded against the Company's net deferred tax assets.

NOTE 14 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 8, 2026, and identified the following matters that warrant disclosure but do not require recognition:

- On January 21, 2026 and March 19, 2026, the Company issued additional SAFEs to Andrew Brook ($25,000) and Cool Climate Collective LLC ($95,000), respectively, each with a 10% discount and a $20,000,000 valuation cap;
- During the period from January 27, 2026 through March 17, 2026, the Company's founder contributed $245,000 in cash to the Company in five tranches, recorded to founder capital contributions;

On April 16, 2026, Climatize Inc. and North Capital Private Securities issued an initial diligence request and remediation plan in connection with the Company's proposed Regulation Crowdfunding offering. The offering was subsequently launched, closed, and serviced. On May 27, 2026, the Company received proceeds of $111,139 via wire from North Capital Private Securities in connection with the completed Regulation Crowdfunding offering conducted through the Climatize platform.

Appendix 4 – Material Information and Outstanding Draft Confirmations


EV Charging for Renters
Edit
Upload Distributions
Distribution Requests
Closing Progress
Live for 90 more day(s).
Percentage Funded (Min Goal): 0%
Percentage Funded (Max Goal): 0%
2026 Scale Catalyst Award
Goal
This offering is a bridge to a California Energy Commission REACH 3.0 grant to install EV chargers for renters. Here's how it works: 1. Your investment funds equipment purchases and installation work. 2. Once the work is complete, we submit detailed receipts, permits, and photos proving that specific charging ports have been installed and inspected. 3. Upon approval, the REACH 3.0 grant reimburses those costs and we use that to repay investors. By bridging the gap between upfront spending and grant reimbursement, this financing helps us meet program deadlines and expand charging access for the renters who need it most.
Berkeley, CA
Moon Five
Moon Five exists because the shift to electric shouldn't depend on where you live, what you drive, or who owns your building. We design and deploy EV charging systems that can be up in weeks instead of years and work for renters and property owners alike. Hardware that's tough enough for real-world use and software that makes managing it effortless by intelligently managing power behind their meter. Our mission is simple: remove every barrier between people and living a more sustainable life.
Team Members
Stephan Ng
CEO
Marco Setola
Chief Deployment Officer
Chase Estrin
Grant Admin
Lionel Church
Chief Operations Officer
Loan Type: INTEREST_ONLY
Payment Cadence: QUARTERLY
Interest: 10.1%
Term: 24 months
Investors: 0
Funded: $ 0
Project Timeline
Cancellation 1/19/2027, 11:58:00 PM
Funding 1/21/2027, 11:59:00 PM
Term Conversion (distributions start) 4/1/2027, 11:59:00 PM
Maturity (distributions end) 4/1/2030, 11:59:00 PM
(all times are local)
Financial Details
This is an interest-only note with a 10.1% annual interest rate, paid quarterly over a 2-year term.
Financial Documents
Form C
EV Charging for Renters
Payment Schedule
No payment schedule generated
Impact Statement (shown in welcome email)
Millions of Californians who rent are shut out of the EV revolution by buildings with nowhere to plug in. Moon Five is installing the chargers that change that across the state.